2020

MANAGEMENT INFORMATION CIRCULAR
Annual Meeting of Shareholders
May 20, 2020

April 3, 2020
Fellow shareholders:
On behalf of the Board of Directors and management of Alamos Gold Inc. (the “Company”), I would like to invite you to attend the annual meeting of shareholders that will be held on Wednesday, May 20, 2020, at 4:00 p.m. (Toronto time). Due to COVID-19, we have made the decision to hold a virtual annual general meeting, as set out in further detail in the accompanying notice and management information circular.
The enclosed management information circular contains important information about the meeting, voting, the nominated directors, our governance practices and how we compensate our executives and directors, among other things. It also describes the Board’s role and responsibilities. In addition to these items, we will discuss, at the meeting, highlights of our 2019 performance and our plans for the future.
Your participation in the affairs of the Company is important to us. You should exercise your vote, either online at the meeting, by completing and returning your proxy form, by telephone or online in advance of the meeting.
Best regards,

/s/ John A. McCluskey

John A. McCluskey
President and Chief Executive Officer

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
The annual meeting of shareholders (the “Meeting”) of Alamos Gold Inc. (the “Company” or “Alamos”) will be held on Wednesday, May 20, 2020, at 4:00 p.m., Toronto time, where you will be asked to:

1.	receive and consider the consolidated financial statements of the Company for its financial year ended December 31, 2019, and the auditors’ report thereon;
2.    elect ten (10) directors who will serve until the next annual meeting of shareholders;

3.	re-appoint auditors that will serve until the next annual meeting of shareholders and authorize the directors to set their remuneration; and
4.    consider and, if deemed appropriate, to pass, with or without variation, a non-binding advisory resolution     on the Company’s approach to executive compensation.
Shareholders will also transact such other business as may properly be brought before the Meeting (or adjournment thereof).
The Meeting will be held as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with directors of the Company and management. Shareholders will not be able to attend the Meeting in person. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/163885073.
The accompanying Management Information Circular provides information relating to the matters to be dealt with at the Meeting and forms part of this Notice. The Board of Directors of the Company has fixed the close of business on April 3, 2020 as the record date for determining the shareholders who are entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment thereof. Alamos has prepared a list, as of the close of business on the record date, of the holders of Alamos common shares. A holder of record of common shares of Alamos whose name appears on such list is entitled to vote the shares shown opposite such holder’s name on such list at the Meeting.
Shareholders are cordially invited to attend the Meeting. Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by the Company’s registrar and transfer agent, Computershare Investor Services Inc., not later than 4:00 p.m., Toronto time, on May 15, 2020.
DATED at Toronto, Ontario, this 3rd day of April, 2020.
By Order of the Board of Directors,

/s/ Nils F. Engelstad

Nils F. Engelstad
Vice President, General Counsel

Management Information Circular                                    PAGE - iii -

Management Information Circular                                    PAGE - iv -

MEETING AND VOTING INFORMATION
This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Alamos Gold Inc. (the “Company” or “Alamos”) for use at the annual meeting of the shareholders of the Company (the “Meeting”) (and at any adjournment thereof) to be held as a virtual meeting, which will be conducted via live webcast on Wednesday, May 20, 2020, at 4:00 p.m., Toronto time. The information set out in this Circular is given as at April 3, 2020, unless otherwise indicated. All dollar amounts referenced in this Circular are in United States Dollars, unless otherwise specified. The exchange rate as at December 31, 2019 was CAD$1.00 = US$0.7699 and the average exchange rate for 2019 was CAD$1.00=US$0.7537.
Record Date for Voting at the Meeting
The Board has set the close of business on April 3, 2020 as the record date (the “Record Date”) for determining which shareholders shall be entitled to receive notice of and to vote at the Meeting. Only shareholders of record as of the Record Date shall be entitled to receive notice of and to vote at the Meeting, unless after the Record Date a shareholder transfers his or her common shares of the Company (the “Common Shares”) and the transferee (the “Transferee”), upon establishing that the Transferee owns such Common Shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be sent to the Company’s Vice President, General Counsel at the following email: notice@alamosgold.com.
Notice and Access
This year the Company is using the “notice-and-access” system for the delivery of the Circular and 2019 annual report to both beneficial and registered shareholders, which includes the Company’s management’s discussion and analysis and annual audited consolidated financial statements for the fiscal year ended December 31, 2019 (collectively, the “Meeting Materials”).
Under notice-and-access, you will still receive a proxy or voting instruction form enabling you to vote at the Meeting. However, instead of a paper copy of the Circular, you receive this notice which contains information about how to access the Meeting Materials electronically. One benefit of the notice-and-access system is that it reduces the environmental impact of producing and distributing paper copies of documents in large quantities.
The Circular and form of proxy (or voting instruction form, as applicable) provide additional information concerning the matters to be dealt with at the Meeting. You should access and review all information contained in the Circular before voting.
Our Meeting Materials can be viewed online on our website at www.alamosgold.com, under our profile on SEDAR at www.sedar.com, our profile on EDGAR at www.sec.gov/edgar, or at www.envisionreports.com/ALAMOSGOLD2020.
How We Will Solicit Proxies
The Company will bear the expense of this solicitation. It is expected the solicitation will be made primarily by mail, but regular employees or representatives of the Company (none of whom shall receive any extra compensation for these activities) may also solicit by telephone, facsimile and in person and arrange for intermediaries to send this Circular and the form of proxy to their principals at the expense of the Company.
The contents and the sending of this Circular have been approved by the Board of Directors of the Company (the “Board”).
How to Vote in Advance of the Meeting
Advance voting must be received by 4:00pm (Toronto time) on May 15, 2020. Telephone voting can be completed at 1-866-732-VOTE (1-866-732-8683), Internet voting can be completed at www.investorvote.com, or by scanning the QR code with a smartphone on the proxy form or voting information form (as applicable).

Management Information Circular                                    PAGE -5-

How to Attend the Meeting
Shareholders will not be able to attend the Meeting in person. Shareholders and duly appointed proxyholders can attend the Meeting online by going to https://web.lumiagm.com/163885073, which will open fifteen (15) minutes prior to May 20, 2020 at 4:00 p.m. Registered shareholders and duly appointed proxyholders can participate in the meeting by clicking “I have a login”, entering a Username and Password, and accepting the terms and conditions before the start of the meeting.
Registered shareholders must use the 15-digit control number located on the form of proxy or in the email notification received as the Username and the Password is "alamos2020". Computershare Trust Company of Canada / Computershare Investor Services Inc. (“Computershare”) will provide duly appointed proxyholders with a Username after the voting deadline has passed. Beneficial shareholders who have not appointed themselves may attend the meeting by clicking “I am a guest” and completing the online form.

Voting at the meeting will only be available for registered shareholders and duly appointed proxyholders.

It is important that shareholders accessing the Meeting online, using a smartphone, tablet or computer have the latest version of Chrome, Safari, Edge or Firefox, and remain connected to the internet at all times during the meeting in order to vote when balloting commences. In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username.
How to Participate at the Meeting
The Meeting will be hosted online by way of a live webcast. A summary of the information shareholders will need to attend the online Meeting is provided below. The Meeting will begin at 4:00pm (Toronto time) on Wednesday, May 20, 2020. Registered shareholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned a Username by (see details under the heading “Appointment and Revocation of Proxies”), will be able to vote and submit questions during the meeting. To do so, please go to https://web.lumiagm.com/163885073 prior to the start of the meeting to login. Click on “I have a login” and enter your 15-digit control number or Username along with the password "alamos2020", and accept the terms and conditions. Beneficial Shareholders who do not have a 15-digit control number or Username will only be able to attend as a guest by clicking "I am a guest" which allows them listen to the meeting however will not be able to vote or submit questions.

United States beneficial shareholders must first obtain a valid legal proxy from their broker, bank or other agent and then register in advance to attend and vote the Meeting. Such beneficial shareholders should follow the instructions from their broker or bank included with these proxy materials, or contact their broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from their broker, bank or other agent, the beneficial shareholder may register to attend the Meeting by submitting a copy of their legal proxy to Computershare. Requests for registration should be directed to: Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 or email at uslegalproxy@computershare.com. Requests for registration must be labeled as “Legal Proxy” and be received no later than 4:00pm (Toronto time) on May 15, 2020. The beneficial shareholder will receive a confirmation of registration by email once the registration emails have been properly received. Please note that you are required to register your appointment at http://www.computershare.com/alamosgold.

If you are using a 15-digit control number to login to the online meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting as a guest.

Appointment and Revocation of Proxies
The persons named in the accompanying form of proxy are designated as proxyholders by management of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO by going to http://www.computershare.com/alamosgold and providing Computershare with the name and email address of such appointed person, by 4:00pm (Toronto time) on May 15, 2020 so that Computershare may provide the proxyholder with a Username via email, unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Management Information Circular                                    PAGE -6-

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.
The instrument revoking the proxy must be emailed to the Company at notice@alamosgold.com at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof duly authorized. Only registered shareholders have the right to revoke a proxy. Beneficial shareholders who wish to change their vote must, at least seven (7) days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.
Provisions Relating to Voting of Proxies
The Common Shares represented by proxy will be voted or withheld from voting by the designated proxyholder in accordance with the instructions of the shareholder appointing him or her on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. If there are no instructions provided by the shareholder, those Common Shares will be voted in favour of all proposals set out in this Circular. The proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.
Advice to Beneficial Shareholders of Common Shares
The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold Common Shares in their own names. Beneficial shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the beneficial shareholders. Therefore, beneficial shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.
Applicable regulatory policies require intermediaries/brokers to seek voting instructions from beneficial shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by beneficial shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a beneficial shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the beneficial shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada. Broadridge typically applies a special sticker to proxy forms, mails those forms to the beneficial shareholders, and asks beneficial shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting. A beneficial shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.
In addition, Canadian securities legislation permits the Company to forward the notice and voting instruction form directly to “Non-Objecting Beneficial Shareholders”. If the Company or its agent has sent these materials directly to you (instead of through a nominee), your name, address and information about your holding of securities have been obtained in accordance with applicable securities regulatory requirements from the nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the nominee holding on your behalf) has assumed responsibility for (i) delivering materials to you; and (ii) executing your proper voting instructions.

Management Information Circular                                    PAGE -7-

Beneficial and Registered Shareholders

•
If you would like paper copies of the Meeting Materials, you should first determine whether you are (i) a beneficial holder of the Common Shares, as are most of our shareholders, or (ii) a registered shareholder.

•
You are a beneficial shareholder (also known as a non-registered shareholder) if you beneficially own Common Shares that are held in the name of an intermediary such as a depository, bank, trust company, securities broker, trustee, clearing agency (such as CDS Clearing and Depository Services Inc. or “CDS”) or another intermediary. For example, you are a non-registered shareholder if your Common Shares are held in a brokerage account of any type.

You are a registered shareholder if you hold a paper share certificate and your name appears directly on your share certificate.
How to obtain paper copies of the Meeting Materials
Beneficial shareholders may request that paper copies of the Meeting Materials be mailed to them at no cost. Requests may be made up to one year from the date that the Circular was filed on SEDAR by going to www.proxyvote.com and entering the 16-digit control number located on your voting instruction form and following the instructions provided. Alternatively, you may submit a request by calling 1-877-907-7643. Requests should be received by May 8, 2020. (i.e., at least seven business days in advance of the date and time set out in your voting instruction form as a voting deadline) if you would like to receive the Meeting Materials in advance of the voting deadline and Meeting date.
If you hold a paper share certificate and your name appears directly on your share certificate, you are a registered shareholder and you may request that paper copies of the Meeting Materials be mailed to you at no cost by calling 1-866-962-0498. If you are a Non-Objecting Beneficial Owner you may also request that paper copies of the Meeting Materials be mailed to you at no cost by calling 1-877-907-7643. Requests should be received by May 8, 2020. (i.e., at least seven business days in advance of the date and time set out in your proxy form as a voting deadline). Requests by registered shareholders may be made up to one year from the date that the Circular was filed on SEDAR by calling the Vice President, General Counsel of the Company at 1-866-788-8801.
How many shareholders are needed to reach a quorum at the Meeting?
We need to have at least two people present at the meeting in person (or by proxy) representing not less than 25% of the total number of votes entitled to vote at the meeting. On April 3, 2020, 391,251,986 Common Shares were issued and outstanding, each share carrying the right to one vote. The Company is authorized to issue an unlimited number of Common Shares without par value. Only shareholders of record on the close of business on April 3, 2020 who either personally attend the Meeting or who complete and deliver a proxy in the manner and subject to the provisions set out under the headings “Record Date for Voting at the Meeting” and “Appointment and Revocation of Proxies” will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.
Does any shareholder own 10% or more of Alamos’ Common Shares?
To the knowledge of the directors and senior officers of the Company, as at the date of this Circular, there are no persons or companies beneficially owning or controlling or directing, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company, except as follows:

Name and Address	Number of Shares	Percentage of Outstanding Common Shares
BlackRock, Inc. (for and on behalf of its investment advisory subsidiaries) - 55 East 52nd Street, New York, NY 10055 USA	61,275,343(1)	15.66%
Van Eck Associates Corporation - 666 Third Avenue, New York, NY 10017 USA	44,651,952 (2)	11.42%
(1) According to a report filed under National Instrument 62-103 on SEDAR on February 10, 2020 this company owned or exercised control or direction over the number of Common Shares of the Company indicated as at January 28, 2020.
(2) According to a report filed under Schedule 13G on EDGAR on February 6, 2020 this company owned or exercised control or direction over the number of Common Shares of the Company indicated as at December 31, 2019.

Management Information Circular                                    PAGE -8-

BUSINESS OF THE MEETING
1.    Receiving the Consolidated Financial Statements of Alamos Gold Inc.
The consolidated financial statements of the Company for the fiscal year ended December 31, 2019, together with the auditors’ report thereon are mailed to the Company’s registered and beneficial shareholders who requested them. The 2019 consolidated financial statements of the Company are available on the Alamos website at www.alamosgold.com and on both the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, our profile on EDGAR at www.sec.gov/edgar, or http://www.envisionreports.com/ALAMOSGOLD2020.

2.    Election of Directors
At the Meeting, shareholders will be asked to re-elect ten (10) directors. Each director elected will hold office until the conclusion of the next annual meeting of shareholders of the Company at which a director is elected, unless the director’s office is earlier vacated in accordance with the articles of the Company or the provisions of the Business Corporations Act (Ontario).
All the nominated directors are independent, except for John McCluskey, the Company’s President and Chief Executive Officer (“CEO”). (See “Director Independence”, on page 43, below.). As such, the majority (90%) of director nominees are independent.
You can vote "for" all of these directors, vote "for" some of them and "against" others, or "against" all of them.
The following pages sets out information about the nominees for election as directors. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees have been nominated for election as a director of the Company.
Each of the nominated directors is eligible to serve as a director and has expressed his/her willingness to do so.
To learn more about how our Board operates, see our “Statement of Corporate Governance Practices” on page 43.
Unless otherwise instructed, the named proxyholders will vote for all the nominated directors listed below. If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

Management Information Circular                                    PAGE -9-

Elaine Ellingham, MBA, M.Sc., P.Geo. Toronto, Ontario, Canada
Age: 61 Independent: Yes Securities Held Shares: 60,000 Options:- SARs: - RSUs: - DSUs: 51,019 2019 Vote Results: 99.65% in favour
Ms. Ellingham is a mining executive and geologist with over 30 years of experience in the mining industry. She is a consultant providing geological and corporate finance advisory services to international clients. Ms. Ellingham spent eight years with the Toronto Stock Exchange, from 1997 to 2005 in a number of capacities including National Leader of Mining. She has a range of experience in mineral exploration, corporate development and investor relations for mining companies including Aurania Resources Ltd., IAMGOLD Corporation, Campbell Resources Inc., Rio Algom Exploration Inc. and St Joe Canada Inc. Ms. Ellingham is a former Director of Wallbridge Mining Company, Williams Creek Limited, and Richmont Mines Inc. (acquired by Alamos in 2017) and acted as Richmont’s interim President and Chief Executive Officer from July 2014 to November 2014.  Currently, Ms. Ellingham is a Director of Almaden Minerals Ltd. and Aurania Resources Ltd.
Committees and Attendance
• Board - 5 of 5
• Audit Committee - 4 of 4
• Technical and Sustainability Committee - 5 of 5
• Overall Attendance: 100%
Other Public Boards
• Almaden Minerals Ltd.
• Blue Thunder Mining Corporation
Areas of Expertise
Strategy and Leadership, Operations and Exploration, Metals and Mining, Finance, Corporate Governance and Legal, and Investor Relations.
Equity Ownership
Ms. Ellingham meets the Company’s Minimum Equity Ownership Requirements (see page 34). As at the date of this Circular, the total value of Ms. Ellingham’s securities (excluding stock options) are CAD$888,152. The value of Ms. Ellingham’s Common Shares is CAD$480,000.

David Fleck, B.A., MBA, ICD.D Toronto, Ontario, Canada
Age: 60 Independent: Yes Securities Held Shares: 20,000 Options: - SARs: - RSUs: - DSUs: 116,726 2019 Vote Results: 99.58% in favour
Mr. Fleck has more than 30 years of capital markets experience. Beginning his career in corporate finance, Mr. Fleck ultimately rose to the positions of Co-Head Equity Products and Executive Managing Director of the BMO Financial Group. Mr. Fleck was subsequently appointed President of Mapleridge Capital Corp., and then President and Chief Executive Officer of Macquarie Capital Markets Ltd. Currently, Mr. Fleck is Partner and Senior Vice President of Delaney Capital Management. Mr. Fleck holds a B.A. in Economics from the University of Western Ontario, an MBA from INSEAD School of Business and has completed the Directors Education Program at Rotman School of Business, University of Toronto and has received the ICD.D certification from the Institute of Corporate Directors. Mr. Fleck has been a Director of Alamos since July 2, 2015 (and previously a Director of Former Alamos since March 10, 2014).
Committees and Attendance
• Board - 5 of 5
• Audit Committee - 4 of 4
• Corporate Governance and Nominating Committee (Chair) - 4 of 4
• Overall Attendance: 100%
Other Public Boards
• N/A

Areas of Expertise
Strategy and Leadership, Finance, Human Resources, Accounting, Corporate Governance and Legal.
Equity Ownership
Mr. Fleck meets the Company’s Minimum Equity Ownership Requirements (see page 34). As at the date of this Circular, the total value of Mr. Fleck’s securities (excluding stock options) is CAD$1,093,808. The value of Mr. Fleck’s Common Shares is CAD$160,000.

Management Information Circular                                    PAGE -10-

David Gower, M.Sc., P.Geo. Oakville, Ontario, Canada
Age: 61 Independent: Yes Securities Held Shares: 16,500 Options: - SARs: - RSUs: - DSUs: 110,021 2019 Vote Results: 93.45% in favour
Mr. Gower has been involved in the mineral industry for over 30 years, including positions with Falconbridge Limited and Noranda Inc. (now Glencore Canada Corporation). While at Falconbridge he was General Manager of Global Nickel and PGM Exploration and a member of the senior operating team that approved capital budgets for new mining projects. Mr. Gower has been involved in numerous discoveries and mine development projects, including brown field discoveries at Raglan, Matagami, and Sudbury, Canada and green field discoveries in Brazil and at Kabanga in Tanzania. Since 2006, Mr. Gower has also been an executive of three junior mineral exploration companies focused in South America and Europe with advanced projects in Spain, Brazil and Bolivia. Mr. Gower has been the President of Brazil Potash Corp. since 2009 which is developing a potash deposit in Brazil. He also serves as a Director of Emerita Resources Corp.  He was formerly Director of Apogee Opportunities Inc. and Aguia Resources Ltd. Mr. Gower has a Bachelor of Science degree in Geology from Saint Francis Xavier University and a Master of Science degree in Earth Sciences from Memorial University.  Mr. Gower has been a Director of Alamos since July 2, 2015 (and previously a Director of Former Alamos since May 19, 2009).

Committees and Attendance
• Board - 5 of 5
• Human Resources Committee (Chair) - 3 of 3
• Technical and Sustainability Committee - 5 of 5
• Overall Attendance: 100%
Other Public Boards
• Emerita Resources Corp.

Areas of Expertise
Strategy and Leadership, Operations and Exploration, Metals and Mining, Human Resources and International Business.
Equity Ownership
Mr. Gower meets the Company’s Minimum Equity Ownership Requirements (see page 34). As at the date of this Circular, the total value of Mr. Gower’s securities (excluding stock options) is CAD$1,012,168. The value of Mr. Gower’s Common Shares is CAD$132,000.

Claire Kennedy, B.A.Sc., LL.B., ICD.D Toronto, Ontario, Canada
Age: 53 Independent: Yes Securities Held Shares: 5,000 Options: - SARs: - RSUs: - DSUs: 105,108 2019 Vote Results: 98.88% in favour
Ms. Kennedy is a lawyer and Senior Advisor, Clients and Industries in the Toronto office of Bennett Jones LLP. In addition, Ms. Kennedy is Lead Director of the Bank of Canada, Chair of the Governing Council of the University of Toronto, Director of Royal Canadian Geographical Society, and member of the Dean's Advisory Committee at Rotman School of Management. Ms. Kennedy is a past member of the Dean's Council at Queen’s University School of Law and formerly a Director of Neo Material Technologies Inc. Ms. Kennedy holds a degree in chemical engineering from the University of Toronto, a law degree from Queen’s University, and has completed the University of Chicago’s Booth School of Business Advanced Management Program. She was a partner of Bennett Jones LLP until July 2019 when she became Senior Advisor. She also holds the ICD.D designation from the Institute of Corporate Directors and is a licensed Professional Engineer in Ontario.  Ms. Kennedy is currently a Director of Neo Performance Materials Inc. since November 2017 and Alamos since November 10, 2015.
Committees and Attendance
• Board - 5 of 5
• Human Resources Committee - 3 of 3
• Corporate Governance and Nominating Committee - 4 of 4
• Overall Attendance: 100%
Other Public Boards
• Neo Performance Materials Inc.

Areas of Expertise
Strategy and Leadership, Finance, Public Policy, Government Relations, Political Risk, Human Resources, Accounting, Corporate Governance and Legal.
Equity Ownership
Ms. Kennedy meets the Company’s Minimum Equity Ownership Requirements (see page 34). As at the date of this Circular, the total value of Ms. Kennedy securities (excluding stock options) is CAD$880,864. The value of Ms. Kennedy’s Common Shares is CAD$40,000.

Management Information Circular                                    PAGE -11-

John A. McCluskey Toronto, Ontario, Canada
Age: 60 Independent: No Securities Held Shares: 953,257(1) Options: 1,383,750 SARs: - RSUs: - DSUs: - PSUs: 358,756 2019 Vote Results: 83.79% in favour
Mr. McCluskey began his career with Glamis Gold Ltd. in 1983. He went on to hold senior executive positions in a number of public companies in the resource sector. In 1996 he founded Grayd Resource Corporation, where he was CEO. In 1996 he also co-founded Alamos Minerals with mining hall of famer Chester Millar. Mr. McCluskey has been the President and Chief Executive Officer of Alamos since 2003, when the company merged with National Gold Corp. Mr. McCluskey was named Ontario’s 2012 Ernst & Young Entrepreneur of The Year, based on a judging panel’s assessment of financial performance, vision, leadership, innovation, personal integrity and influence, social responsibility and entrepreneurial spirit. In addition, he is the recipient of the 2018 Murray Pezim Award for perseverance and success in financing mineral exploration. Mr. McCluskey is currently a Director of the World Gold Council. Mr. McCluskey is a former Director of AuRico Metals Inc. and New Pacific Metals Corp. Mr. McCluskey has been a Director of Alamos since July 2, 2015 (and previously a Director of Former Alamos since July, 1996). Mr. McCluskey is the President and CEO of Alamos Gold Inc.
Committees and Attendance
• Board - 5 of 5
• Overall Attendance: 100%
Other Public Boards
• N/A

Areas of Expertise
Strategy and Leadership, Operations and Exploration, Metals and Mining, Finance, Public Policy, Government Relations, Accounting, Political Risk, Human Resources and International Business.
Equity Ownership
Mr. McCluskey meets the Company’s Minimum Equity Ownership Requirements (see page 34). As at the date of this Circular, the total value of Mr. McCluskey’s securities (excluding stock options) is CAD$10,496,104. The value of Mr. McCluskey’s Common Shares is CAD$7,626,056.
(1) Of this amount, 219,941 Common Shares are held by Mr. McCluskey's spouse, 86,568 Common Shares are held by No. 369 Sail View Ventures Ltd., a corporation wholly-owned by Mr. McCluskey and his spouse, and a total of 646,748 Common Shares are held directly by Mr. McCluskey.

Monique Mercier, LL.B., M.Phil., Ad. E. Vancouver, British Columbia, Canada
Age: 63 Independent: Yes Securities Held Shares: 12,567 Options: - SARs: - RSUs: - DSUs: 31,083 2019 Vote Results: 99.62% in favour
Monique Mercier is a Corporate Director. She retired in December 2018 from TELUS Corporation, where she was Executive Vice-President, Corporate Affairs, Chief Legal and Governance Officer since 2014. Ms. Mercier has been a senior executive in the telecom, health and information industry for most of her career, including two decades at TELUS and Emergis where she led a number of corporate functions, including human resources, government and media relations, regulatory and sustainability. She is a graduate from the University of Montreal and Oxford University, where she was awarded the Commonwealth Scholarship. She is currently a Director of Innergex Renewable Energy Inc., iA Financial Corporation Inc., Bank of Canada, Thoracic Surgery Research Foundation of Montreal, and the Canadian Cancer Research Society. Ms. Mercier was formerly a Director of Stornoway Diamond Corporation. She has received numerous awards including the 2018 Lifetime Achievement Award at the annual Canadian General Counsel Awards ceremony. Ms. Mercier has been Director of Alamos since May 2, 2019.

Committees and Attendance
• Board - 5 of 5
• Human Resources Committee - 1 of 1(1)
• Corporate Governance and Committee - 2 of 2(1)
• Overall Attendance: 100%
Other Public Boards
• Innergex Renewable Energy Inc.
• iA Financial Corporation Inc.

Areas of Expertise
Strategy and Leadership, Finance, Public Policy, Government Relations, Political Risk, Human Resources, International Business, Corporate Governance and Legal, and ESG Factors.
Equity Ownership
Ms. Mercier meets the Company’s Minimum Equity Ownership Requirements (see page 34). As at the date of this Circular, the total value of Ms. Mercier's securities (excluding stock options) is CAD$349,200. The value of Ms. Mercier’s Common Shares is CAD$100,536.

(1)Ms. Mercier joined the Human Resources and Corporate Governance and Nominating Committees after joining the Company on May 2, 2019 and therefore only attended meetings after that date.

Management Information Circular                                    PAGE -12-

Paul J. Murphy, B.Comm., FCPA, FCA Toronto, Ontario, Canada
Age: 69 Independent: Yes Securities Held Shares: 25,000 Options: - SARs: - RSUs: - DSUs: 185,289 2019 Vote Results: 79.35% in favour
Mr. Murphy was a Partner and National Mining Leader of PricewaterhouseCoopers LLP from 2004 to April 2010 and Partner of PricewaterhouseCoopers LLP since 1981. Throughout his career, Mr. Murphy has worked primarily in the resource sector, with a client list that included major international oil and gas and mining companies. His professional experience includes financial reporting controls, operational effectiveness, International Financial Reporting Standards, SEC reporting issues, financing, valuation, and taxation as they pertain to the mining sector.  Mr. Murphy was the Chief Financial Officer of GPM Metals Inc. from May 2012 to August 2018, Chief Financial Officer and Executive Vice-President, Finance, Guyana Goldfields Inc. from April 2010 until February 2019, and Director of Continental Gold Inc. from 2010 until December 2019.  Mr. Murphy obtained a Bachelor of Commerce degree from Queen’s University and obtained his Chartered Accountant designation in 1975 and has been recognized as a Fellow of the Institute of Chartered Accountants. Mr. Murphy is a Director of Generation Mining Limited since 2019, G2 Goldfields Inc. since March 2020, and has been a Director of Alamos since July 2, 2015 (and previously a Director of Former Alamos since February 18, 2010).

Committees and Attendance
• Board (Chair) - 5 of 5
• Overall Attendance: 100%
Other Public Boards
• Generation Mining Limited
• G2 Goldfields Inc.

Areas of Expertise
Strategy and Leadership, Metals and Mining, Finance, Public Policy, Government Relations, Political Risk, Human Resources, Accounting, International Business and Corporate Governance and Legal.
Equity Ownership
Mr. Murphy meets the Company’s Minimum Equity Ownership Requirements (see page 34). As at the date of this Circular, the total value of Mr. Murphy’s securities (excluding stock options) is CAD$1,682,312. The value of Mr. Murphy’s Common Shares is CAD$200,000.

J. Robert S. Prichard, OC, O.Ont Toronto, Ontario, Canada
Age: 71 Independent: Yes Securities Held Shares: 64,600 Options: - SARs: - RSUs: - DSUs: 42,213 2019 Vote Results: 97.59% in favour
J. Robert S. Prichard is a lawyer and Corporate Director. At present, he serves as non-executive Chairman of Torys LLP and a Director of Onex Corporation and George Weston Ltd. and chair of the Hospital for Sick Children. He is the former chair of the BMO Financial Group. He is also President Emeritus of the University of Toronto. Mr. Prichard taught law at the University of Toronto, Yale University and Harvard University and served as Dean of Law from 1984-1990 and President from 1990-2000 at the University of Toronto. He subsequently served as President and CEO of Torstar Corporation from 2002-2009 and then President and CEO of Metrolinx before serving as Chair of Metrolinx from 2010-2018. He is an Officer of the Order of Canada, a Member of the Order of Ontario, a Fellow of the Royal Society of Canada and a Fellow of the Institute of Corporate Directors. He attended Swarthmore College, the University of Chicago (MBA), the University of Toronto (LLB) and Yale University (LLM). He is a former Director of Barrick Gold. Mr. Prichard has been a Director of Alamos since May 2, 2019.

Committees and Attendance
• Board - 5 of 5
• Human Resources Committee - N/A(1)
• Corporate Governance and Committee - 1 of 2(1)
• Overall Attendance: 86%
Other Public Boards
• Onex Corporation
• George Weston Limited

Areas of Expertise
Strategy and Leadership, Public Policy, Government Relations, Political Risk, Human Resources, Accounting, Corporate Governance and Legal.
Equity Ownership
Mr. Prichard meets the Company’s Minimum Equity Ownership Requirements (see page 34). As at the date of this Circular, the total value of Mr. Prichard’s securities (excluding stock options) is CAD$854,504. The value of Mr. Prichard’s Common Shares is CAD$516,800.

(1)Mr. Prichard joined the Human Resources Committee in 2020.
(2) Mr. Prichard joined Corporate Governance and Nominating Committee on July 29, 2019.

Management Information Circular                                    PAGE -13-

Ronald Smith, BBA, FCPA, FCA, ICD.D Yarmouth, Nova Scotia, Canada
Age: 69 Independent: Yes Securities Held: Shares: 19,433 Options: - SARs: - RSUs: - DSUs: 102,259 2019 Vote Results: 99.59% in favour
Ron Smith is an independent Director with more than 40 years of experience in the financial, telecom and energy sectors. He retired in 2004 as Senior Vice President and CFO of Emera Inc. and Nova Scotia Power Inc. Prior to that, he served as CFO of Maritime Tel and Tel Limited, now Bell Aliant Inc., from 1987 to 1999. Mr. Smith began his career with Clarkson Gordon, now Ernst & Young, where he became a partner in 1981 and specialized in insolvency and corporate restructuring assignments for most of his 16 years with the firm. He has served on many business and not-for-profit boards over the past 25 years, including 10 years on the Canada Pension Plan Investment Board from 2002 to 2012, serving as Member of the Acadia University Board of Governors from 2009 to 2018, and Chair of the Arthritis Society. Currently he is Chair of the Public Service Superannuation Plan Trustee Inc., Board Chair of IWK Health Centre, Director of Nova Scotia Business Inc., Director of Ombudsman for Business Services and Investments, a Trustee of Pro Real Estate Investment Trust, and Director of Covalon Technologies Ltd. Mr. Smith has been recognized as a Fellow of the Institute of Chartered Accountants and has received the ICD.D certification from the Institute of Corporate Directors. Mr. Smith has been a Director of Alamos since July 2, 2015 (and previously a Director of AuRico Gold Inc. since May 15, 2009).
Committees and Attendance
• Board - 5 of 5
• Audit Committee (Chair) - 4 of 4
• Corporate Governance and Nominating Committee - 1 of 1(1)
• Overall Attendance: 100%
Other Public Boards
• Pro Real Estate Investment Trust
• Covalon Technologies Ltd.

Areas of Expertise
Finance, Public Policy, Government Relations, Political Risk, Human Resources, Accounting, Corporate Governance and Legal.
Equity Ownership
Mr. Smith meets the Company’s Minimum Equity Ownership Requirements (see page 34). As at the date of this Circular, the total value of Mr. Smith’s securities (excluding stock options) is CAD$973,536. The value of Mr. Smith’s Common Shares is CAD$155,464.

(1) Mr. Smith resigned from the Corporate Governance and Nominating Committee April 29, 2020 and attended meetings until that date.

Kenneth Stowe, B.Sc., M.Sc. Oakville, Ontario, Canada
Age: 68 Independent: Yes Securities Held Shares: 3,000 Options: - SARs: - RSUs: - DSUs: 110,021 2019 Vote Results: 98.74% in favour
Mr. Stowe began his career with Noranda Inc. and spent 21 years in progressive operational, research and development, and corporate roles. In 1999, he was appointed President of Northgate Minerals Corporation and served as Chief Executive Officer from 2001 to 2011. Mr. Stowe received the prestigious Canadian Mineral Processor of the Year Award in 2006, recognizing his superior accomplishments and contributions in the field of mineral processing. Previously, Mr. Stowe was a Director of Klondex Minerals Ltd, Zenyatta Ventures Ltd., Fire River Gold Corp., and Hudbay Minerals Inc. Mr. Stowe obtained a Bachelor of Science and Master of Science degrees in Mining Engineering from Queen’s University. Mr. Stowe has been a Director of Alamos since July 2, 2015 (and previously a Director of Former Alamos since September 26, 2011).
Committees and Attendance
• Board - 5 of 5
• Human Resources Committee - 2 of 2(1)
• Technical and Sustainability Committee (Chair) - 5 of 5
• Audit Committee - 2 of 2(1)
• Overall Attendance: 100%
Other Public Boards
• N/A

Areas of Expertise
Strategy and Leadership, Operations and Exploration, Metals and Mining, Finance, Human Resources, International Business, Corporate Governance and Legal.
Equity Ownership
Mr. Stowe meets the Company’s Minimum Equity Ownership Requirements (see page 34). As at the date of this Circular, the total value of Mr. Stowe’s securities (excluding stock options) is CAD$904,168. The value of Mr. Stowe’s Common Shares is CAD$24,000.
(1)Mr. Stowe resigned from the Human Resources Committee on April 29, 2019 and attended meetings up to that date. Mr. Stowe joined the Audit Committee on July 29, 2019 and therefore only attended meetings after that date.

Management Information Circular                                    PAGE -14-

The information as to province of residence and principal occupation has been furnished by the respective directors individually, and the information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually as at April 3, 2020 as reported on the SEDI website at www.sedi.ca.
Our Policy on Majority Voting
The Board believes that each of its members should carry the confidence and support of its shareholders. To this end, the Board has adopted a Majority Voting Policy. If, at any meeting for the election of directors, a director receives more “withheld” votes than “for” votes, the director must promptly tender his resignation to the Board, to take effect on acceptance by the Board. The Board will promptly accept the resignation unless the Corporate Governance and Nominating Committee (“CGNC”) of the Board determines that there are extraordinary circumstances relating to the composition of the Board or the voting results that should delay the acceptance of the resignation or justify rejecting it. Within 90 days of the relevant shareholders' meeting, the Board will make a final decision and announce such decision, including any reasons for not accepting a resignation, by way of press release. If the Board accepts the resignation, it may appoint a new director to fill the vacancy. Any director who tenders his or her resignation will not participate in the deliberations of the CGNC or the Board regarding such matter. In the event any director fails to tender his or her resignation in accordance with this policy, the Board will not re-nominate such director.
Cease Trade Orders, Bankruptcies and Penalties and Sanctions
Except as described below, no proposed director of the Company is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
On January 15, 2020, Kew Media Group Inc. was subject to a cease trade order issued by the Ontario Securities Commission due to Kew’s auditor’s withdrawal of audit reports as a result of misrepresentations by Kew’s former Chief Financial Officer. David Fleck resigned from the board of directors of Kew Media Group Inc. in late February 2020.
Except as described below, no proposed director of the Company; (i) is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
In October 2013, Fire River Gold Inc. entered into a compromise with its creditors after defaulting on its lending facility. Mr. Kenneth Stowe had ceased to be a director of that company in March of 2013.
On February 28, 2020, a receiver was appointed over the assets, undertakings and properties of Kew Media Group Inc. David Fleck resigned from the board of directors of Kew Media Group Inc. in late February 2020.
No proposed director of the Company has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Management Information Circular                                    PAGE -15-

3.    Appointment of Auditor
The persons named in the enclosed form of proxy will vote for the appointment of KPMG LLP, Chartered Accountants and Licensed Public Accountants, of 333 Bay Street, Suite 4600, Toronto, Ontario, Canada M5H 2S5, as auditor of the Company for the ensuing year, until the close of the next annual meeting of shareholders at remuneration to be fixed by the directors. For the fiscal year ended December 31, 2019, KPMG LLP were paid the following fees:

Fiscal Year End	Audit Fees(1)	Audit Related Fees(1)	Tax Fees(1)
2019	$845	$23	$117
(1) in '000 of US$.
4.    Advisory Resolution on Approach to Executive Compensation - “Say on Pay”
The Company believes that its compensation objectives and approach to executive compensation align the interests of management with the long-term interests of shareholders and are appropriate. Details of the Company’s approach to executive compensation are disclosed in the “Report on Executive Compensation” set forth immediately below.
As part of our dialogue with shareholders about executive compensation, we are proposing a “say on pay” advisory resolution (the “Say on Pay Resolution”) for this year’s Meeting.
As the Say on Pay Resolution is an advisory vote, the results are not binding upon the Board. However, the Board, the Human Resources Committee (“HRC”) and CGNC of the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions.
We most recently held an advisory vote on executive compensation at our May 2, 2019 annual and special meeting of shareholders. The Say on Pay Resolution was supported by the majority (80.29%) of the votes cast on the resolution.
Prior to voting on the Say on Pay Resolution, the Board urges shareholders to read the Report on Executive Compensation section of the Circular as it explains the objectives and principles used in designing an executive compensation program for Alamos’ Named Executive Officers (“NEOs”). Shareholders with questions about our executive compensation programs are encouraged to contact Christine Barwell, Vice President, Human Resources, by email at notice@alamosgold.com.
BE IT RESOLVED THAT:

1.
On an advisory basis and not to diminish the role and responsibilities of the Board, that shareholders accept the approach to executive compensation disclosed in this Circular provided in advance of the Meeting.

The Board unanimously recommends that shareholders vote in favour of the Say on Pay Resolution. Unless instructed otherwise, the persons named in the accompanying proxy intend to vote “FOR” the Say on Pay Resolution.
REPORT ON EXECUTIVE COMPENSATION
As at December 31, 2019, the end of the most recently completed financial year of the Company, the five NEOs of the Company were Mr. John A. McCluskey, President and Chief Executive Officer, Mr. Jamie Porter, Chief Financial Officer, Mr. Peter MacPhail, Chief Operating Officer, Mr. Christopher Bostwick, Vice President, Technical Services, and Dr. Luis Chavez, Senior Vice President, Mexico.
Compensation Discussion and Analysis
The Alamos executive compensation program is designed to achieve the following objectives:

•	Attract, retain, and motivate executives of the highest quality;

Management Information Circular                                    PAGE -16-

•	Align the interests of the CEO and senior executives with the Company’s shareholders;

•	Create incentives to achieve established corporate and individual performance objectives in the short and long-term;

•	Properly reflect the respective duties and responsibilities of the senior executives; and

•	Create incentives relating to risk management and regulatory compliance.

These objectives are embedded in the charter of the HRC and reflect the Company’s pay-for-performance philosophy for compensation of its executives. Each of the elements of the Company’s compensation program (base salary, annual non-equity incentive and long-term incentives) is designed to achieve one or more of these objectives, both in the near and long-term.
Compensation for the NEOs, and the balance of the executive officers, consists of a base salary, annual non-equity incentive, and longer-term incentives in the form of stock options and performance share unit grants. The HRC reviews and recommends base salary levels to the Board, based on several factors, to enable the Company to attract, motivate and retain high quality executives who are critical to the Company’s long-term success. Annual incentive compensation is linked to achievement of annual corporate objectives in the case of the President and CEO and in the case of all other executives, individual and corporate objectives, thereby aligning interests of the executives with the short and long-term objectives of the Company and those of the Company’s shareholders. Long-term equity incentive compensation is intended to align the interests of executive officers with the longer-term interests of shareholders.
Overall, the Company’s compensation strategy is to target total compensation at the median of the Company’s defined peer group, which is reviewed annually, and awarded based on performance. The Company continues to place greater weighting on pay at risk, including short-term compensation (annual non-equity incentives) and long-term incentives. A NEO’s total compensation relative to that of the Company peer group reflects his or her level of responsibility, performance, tenure, and ability to influence corporate results.
Base salaries and long-term incentives for the 2019 year were established in a meeting of the HRC held on February 19, 2019 and approved by the Board on February 20, 2019. The Company’s performance for the 2019 year was reviewed by the HRC on February 18, 2020. At that meeting, 2020 base salaries, 2019 annual non-equity incentives with respect to 2019 performance and 2020 long-term incentive grants were established. All the above was approved at the Board of Directors meeting held on February 19, 2020. Key components of the Company’s compensation plan are discussed in greater detail below.
Base Salary
Base salaries provide executive officers with remuneration based on the position and the required experience, qualifications and skills to effectively perform the functions contained in the job description. Base salaries are also the determinant for other forms of compensation (annual non-equity incentive, long-term incentive, pension, and benefits) to the extent these are paid or granted as a percentage of base salary. Base salaries are intended to be internally equitable and externally competitive, with the principal objectives being to retain and motivate existing executives and attract high calibre candidates. Salaries are reviewed annually based on performance levels within the Company and compared to base salaries for similar roles in peer group companies and/or the broader mining industry. The Company targets the median of its peer group; however, actual salaries reflect industry economics, Company performance, individual performance, years of experience at the executive level (tenure), and technical, management, and leadership skills. Annual adjustments to base salaries are assessed and recommended by the CEO to the HRC and in turn, recommended by the HRC to the Board for final approval. The CEO’s base salary adjustment is recommended by the HRC to the Board.

In 2019, the average ratio of NEO base salaries to their comparative peer group median (“compa-ratio”) was 0.99, consistent with the Company’s strategy of aligning salaries to the median of its peer group.

Annual Non-Equity Incentive
The HRC determines annual non-equity incentive awards to be paid to the executive officers of the Company in respect of a financial year based on both individual and corporate performance, as recommended by the CEO. Each executive officer is responsible for presenting specific individual goals and objectives to the CEO and Board for review and approval on an annual basis. Annual non-equity incentive targets are set based on peer group benchmarking, and an internal review for internal equity purposes. An annual non-equity incentive is provided as an element of total compensation to provide an incentive to achieve or exceed annual goals consistent with operating or financial metrics that can generally be improved

Management Information Circular                                    PAGE -17-

on a year over year basis. The Company metrics are outlined in the table under “Corporate Metrics”. All executives other than the CEO, CFO and COO have a 50:50 weighting of their individual and corporate metrics. The CFO and COO have a weighting of 75:25 corporate metrics and individual goals, whereas the CEO is measured entirely on performance relative to corporate metrics. While the calculation of the corporate performance component of the annual non-equity incentive awards is formulaic in nature, the Board retains discretion with respect to the amounts awarded. In 2019, for example, the HRC recommended a 200% performance rating for Resources and Reserves given the significant exploration success at Island Gold.
Details of the Plan
The annual non-equity incentive plan is structured to recognize individual and Company-wide performance. Goals are set as stretch goals, and achievement equates to a 100% target payout, while exceeding goals is recognized by a payout of up to 150% of target or greater. Board discretion applies when awards are outside the stated award ranges. Individual goal recognition is determined in concert with overall corporate performance. Equally, the Board has the discretion to recognize goals that are not fully achieved but would be paid at a threshold level (below target). Target annual non-equity incentive payout levels are expressed in ranges and as percentages of base salary.
For purposes of calculating the short-term incentive bonus, the Company achieved an overall performance rating of 107.7%, reflecting the exceptional exploration success at Island Gold, increasing mineral reserves and resources by double the Company's global target of between 400,000 and 600,000 ounces. Further, the Company exceeded targets on adjusted earnings (adjusted for the impact of foreign exchange and other one-time adjustments) as well as operating cash flow, free cash flow and return on equity. All financial metrics are also adjusted to normalize for the impact of the realized gold price compared to budget, to ensure the Company does not benefit or is penalized for changes in gold price through out the year. In addition, while the Company faced challenges associated with its Kirazlı project in Turkey, the Company successfully advanced its other development projects - completing the construction of Cerro Pelon ahead of schedule and on budget, permitting La Yaqui Grande in Mexico and advancing the Phase III expansion study at Island Gold. Additionally, the Company reported improved safety metrics across the Company.
Overall bonus awards (corporate and individual metrics) for the NEOs were as follows:

Name and Principal Position	Target Bonus as a % of Base Salary	Actual Bonus Paid as % of Base Salary
John A. McCluskey, CEO	125%	135%
Jamie Porter, CFO	100%	112%
Peter MacPhail, COO	100%	106%
Christopher Bostwick, VP, Technical Services	60%	70%
Luis Chavez, SVP, Mexico	60%	62%

Corporate Metrics
Below is a summary of the corporate metrics that were used in determining 2019 awards for executives. The results reported under the “2019 Results” column were those achieved in the 2019 year. Each metric has a range defining a threshold, target and maximum. If a result falls at greater than 10% below target (i.e. less than 90% of target), the rating is zero. Target, which is defined as a stretch goal, equates to 100% while 10% or higher equates to 150% rating in the case of financial and operation and sustainability metrics. With respect to the Growth and Creating Shareholder Value metrics, the Board applies discretion in evaluating management’s assessment of performance.
The Chair of the Board and the Chair of the HRC meet in advance of the respective year end meetings to review with management the corporate metric results for the performance year. At this meeting, a comprehensive review of annual company performance is undertaken, that includes discussions of events or impacts - positive or negative - that are outside management’s control. Accordingly, financial and certain other metrics are normalized for items such as gold price volatility, foreign exchange movements, and other one-time gains or losses.
The 2019 metrics and associated weightings were:
1.    Growth and Creating Shareholder Value - 30%
2.    Financial Performance - 30%
3.    Operational and Sustainability Performance - 40%

Management Information Circular                                    PAGE -18-

The following table states the 2019 corporate metric targets and the 2019 results, including the weightings (all amounts in the table below are in United States dollars, unless otherwise indicated).

Corporate Metric	Weighting	Description	Target (1) (100%)	2019 Rating
1. Growth and Creating Shareholder Value - 30%(2)
Reserve/Resource Development/Exploration	10%	Corporate objective is broadly to maintain mine life, by adding mineral resources equivalent to mined out depletion. Overall objective for 2019 was to add 400K to 600K ounces of resources across all categories from exploration at all sites.	BOD Discretion	20%
Internal Growth and Project Advancement	10%	Permitting and construction advancement	BOD Discretion	5%
Strategic Matters and M&A	10%	Accretive M&A, strategic, financing or other transactions.	BOD Discretion	10%
2. Financial- 30%
Adjusted Earnings (as reported in MD&A, adjusted for gold price vs budget)	10%	These metrics are calculated in accordance with IFRS and the targets each year are based on the Company's Board approved budget. The above metrics should be normalized to adjust for items that are not within management’s direct control or ability to influence.	$12.7m	12.61%
Earnings Per Share (EPS)			$0.03
Operating Cash Flow ($)	5%		$219.7	5.98%
Operating Cash Flow Per Share			$0.56
Free Cash Flow ($)	5%		($19)	6.14%
Free Cash Flow Per Share			($0.05)
Return on Equity	10%		0.49%	12.5%
3. Operational and Sustainability - 40%
Global Gold Production	15%	Production at all sites	480,000-520,000oz	13.62%
Global Total Cash Costs per Ounce	5%	Consolidated total cash costs per ounce sold, including government and third-party royalties	$710 to $750	4.66%
Global Total All in Sustaining Cash Costs per Ounce (AISC)	5%	Consolidated AISC per ounce sold as defined in Alamos' MD&A; AISC includes sustaining capital, sustaining and capitalized exploration, corporate G&A, share-based compensation, asset retirement obligation and hedge losses / gains	$920 to $960	4.69%
Capital Expenditures - Mine Sites	5%	Continue the ramp-up at Young-Davidson (generate free cash flow, hit capital spending and development targets, achieve budgeted underground mining throughput), Mulatos (LYG development and CP construction) and IG expansion - excludes exploration	$180m to $205m	2.51%

Management Information Circular                                    PAGE -19-

Corporate Metric	Weighting	Description	Target (100%) (1)	2019 Rating
Safety	5%	Reported as # of LTI's / 200,000 exposure hours worked. Target is the same as 2018 target. Zero payout if any fatalities	0.18	5.0%
Environmental	5%	Measures minor, moderate, and major incidents	Major - 0	5.0%
			Moderate - 1
			Minor - 4
107.7%
(1) Target is defined as a stretch goal, equates to 100% while 10% or higher equates to 150% rating in the case of financial and operation and sustainability metrics.
(2) The Company significantly outperformed the annual objective through continued exploration success at Island Gold demonstrating a substantial increase in mineral reserves and resources and adding significant shareholder value.
Long-Term Incentive Plans
The Company’s Long-term Incentive Plan (“LTIP”) provides for awards of stock options, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”) (the “Unit Awards” or “LTIs”). See “Securities Authorized for Issuance under Equity Compensation Plans” on page 52 for further details of the LTIP.
Executives play a critical role in achievement of the Company’s operational, financial and other corporate objectives, which can result in shareholder value and share price appreciation. Each officer is awarded a long-term incentive package on entering service, and annual grants which are reviewed and approved by the Board.
The CEO’s long-term incentive target is at median of the peer group, based on market studies. The CFO’s and COO’s target is a factor of the CEO's grant and the balance of NEOs grants are a factor of the CFO and COO grant. The value of the 2019 grants were consistent with the value of the 2018 grants. Award values to all executives are considered in view of total compensation level relative to market, informed by compensation benchmarking studies.
The value of the long-term incentive grant in 2019 for executives was divided equally between stock options and PSUs.
Performance Share Units
The Board approved a PSU grant for executives under the LTIP on April 1, 2019. The PSU parameters are as follows:
1.    Performance Measure
The Company uses three-year relative TSR, a measure consistent with that of Company peers, for those companies that grant PSUs.
2.    Performance Periods
As per the terms of the LTIP adopted by Alamos in 2016, the performance cycle is defined as the period of time between the grant date and the date specified by the Company in the performance criteria and is to be no later than December 31st of the calendar year three years after the calendar year grant date. As such, the performance periods have been defined as:

•	Performance Period One = Date of Grant to 1st Year Anniversary

•	Performance Period Two = 1st Year Anniversary to 2nd Year Anniversary

•	Performance Period Three = 2nd Year Anniversary to 3rd Year Anniversary

•	Cumulative Performance Period = Date of Grant to 3rd Year Anniversary

Management Information Circular                                    PAGE -20-

The PSUs will vest on the 3rd anniversary from the date of grant (end of Cumulative Performance Period). As per the LTIP, PSUs may be settled in cash (based on the Market Price (five-day volume weighted average price) as of the vesting date), shares, or any combination of cash and shares, at the sole discretion of the Board. PSUs will be settled within 30 days of the vesting date.
3.    Performance Period Weightings
To ensure the performance factor for PSUs are focused on the long-term, the performance period weightings are as follows:

•	Performance Period One - 20%

•	Performance Period Two - 20%

•	Performance Period Three - 20%

•	Cumulative Performance Period - 40%

4.    2019 Performance Peer Group
Refer to page 24 for the 2019 performance peer group.
5.    Performance Payout Factor (scale)
The number of PSUs that will vest is subject to:

•	Completion of the vesting period; and

•	Company performance relative to the performance peer group.

The scale below reflects the level of risk embedded in the LTIP. There is the possibility of a zero payout (performance below P20) and the upper end of the scale has been set at a factor of 175% for performance above the 80th percentile. One hundred percent of payout has been mapped to the median or better for performance relative to peers. That said, in the case of a cumulative negative TSR, the payout factor will be capped at 100% even if TSR is above the 60th percentile of the peer group.

Performance - Relative TSR, Years 1, 2, 3, and 1 - 3	Payout Factor (as a %)
Below 20th Percentile	0
20th to below 30th Percentile	25
30th to below 40th Percentile	50
40th to below 50th Percentile	75
50th to below 60th Percentile	100
60th to below 70th Percentile	125
70th to below 80th Percentile	150
Above 80th Percentile	175

Stock Options
The LTIP also provides for the grant of non-transferable options to purchase Common Shares of the Company at exercise price not lower than the Market Price of the Shares on the grant date.. Stock options granted in 2019 vest in equal tranches (33%) over three years following the date of grant and expire seven years from the date of grant.
Supplemental Executive Retirement Plan (“SERP”)
The Board approved a Supplemental Executive Retirement Plan (“SERP”) for the Company’s executives which became effective on January 1, 2014. The SERP is an unfunded, non-registered plan. The Company is not required nor obligated to fund for the provision of any benefits under this SERP prior to the date the members’ benefit entitlements fall due.

Management Information Circular                                    PAGE -21-

There are no physical assets or funds held in trust in connection with this unfunded SERP. The members are unsecured creditors of the Company with respect to balances in their SERP Vested Accumulated Accounts.
The SERP is administered by a Company-approved Authorized Administrative Agent. Each executive provides their Investment Direction within a pre-approved list of investment options, in writing, which specifies the investment and percentages to be notionally invested in the Company-approved Allowable Investment Options.
SERP benefits are Canadian dollar denominated. Executives are eligible to participate in the SERP on the first (1st) day of the month following the date of hire, subject to Board approval. The SERP has a two (2) year plan participation vesting provision. The Company credits 12% of each executive’s annual earnings (base salary and annual non-equity incentive) to the members’ SERP Accumulation Sub-account. No other earnings may be included in this calculation and the executive does not contribute a cash or matching amount. Executives are not permitted to make notional contributions to the SERP.
The value of each executive’s SERP Account is calculated by the Authorized Administrative Agent and includes both the notional employer contributions and the notional investment earnings thereon.
Upon retirement, which has been defined in the SERP as the 1st of the month following the 65th birthday of the executive (“Normal Retirement Date”), the executive is entitled to the SERP total accumulation account. Should an executive retire prior to the Normal Retirement Date, the executive is entitled to the SERP vested accumulation account.
Upon total and permanent disability prior to the Normal Retirement Date, the executive’s benefit entitlement is to the SERP total accumulation account. Upon resignation or termination from the Company, the executive’s benefit entitlement is the SERP vested accumulation account.
Other than in the case of termination for cause, the Board has the option to approve vesting of the SERP Total accumulation account, in consideration for the departing executive performing their duties in good faith during the notice period and as expected by the Company.
If the vested portion of the SERP total accumulation account is less than $100,000 the benefit shall be provided in a lump-sum payment, less applicable withholding taxes. If the vested portion of the SERP total accumulation account is $100,000 or more, the executive may receive the benefit as a lump-sum payment, less applicable withholding taxes, or a lump-sum contribution to a Retirement Compensation Arrangement (RCA) as defined under the Income Tax Act (Canada).
The table below outlines the notional value of each NEO's SERP as at December 31, 2019 in US$ converted at the year-end 2019 exchange rate CAD$1.00=US$0.7699.

Name	Accumulated Value at Start of Year (US$)	Compensatory Change (2019) (US$)	Accumulated Value at Year-end (US$)
John A. McCluskey	$821,613	$324,270	$1,162,207
Jamie Porter	$405,815	$151,703	$565,155
Peter MacPhail	$362,321	$181,346	$552,796
Christopher Bostwick	$192,145	$84,029	$280,405
Dr. Luis Chavez (1)	n/a	n/a	n/a
(1) Dr. Chavez does not participate in the SERP.

Management Information Circular                                    PAGE -22-

Independent Advice
The Company paid the fees outlined below for independent compensation advisory services in conjunction with the annual executive and director compensation review for the years indicated.

Services	Associated Fees(1)
2019 Director and Executive Compensation-related Fees
1.
Willis Towers Watson
a. Management retained Willis Towers Watson in 2019 to provide compensation advice and other related services. Willis Towers Watson provided the following services in respect of 2019.
• Reviewed executive and director compensation benchmarking and recommendations for HRC;
• Conducted Pay for Performance analysis; and
• Reviewed and provided advice on LTIP design and policy.
CAD$46,823
2018 Director and Executive Compensation-related Fees
1. Willis Towers Watson
a. Management retained Willis Towers Watson in 2018 to provide compensation advice and other related services. Willis Towers Watson provided the following services in respect of fiscal year 2018.
• Reviewed executive and director compensation benchmarking and recommendations for HRC;
• Conducted Pay for Performance analysis;
• Reviewed and provided advice on 2019 management information circular; and
• Reviewed the design of the Company’s employee share purchase plan and equity plan.
CAD$68,747
(1) Reported associated fees may be estimates given billing occurs after the services have been provided and/or may be those fees billed in the respective year and excludes HST.
Any services performed by an independent compensation advisory firm requires HRC approval and the Chair of the HRC approves all invoices for work performed by such firms. In 2019 and 2020, the HRC reviewed and considered the information and advice provided by Willis Towers Watson, among other factors, when it made its recommendations to the Board for approval. The Board, however, makes the final decisions with respect to executive compensation after considering the HRC’s recommendations. Willis Towers Watson was first retained by the Company in 2017.
Board Outreach - Summary of Meetings with Proxy Advisory Companies
The Board is committed to aligning executive pay with the performance of the Company and in doing so is committed to its outreach program with representatives and advisors to institutional investors. The Chair of the HRC, the Chair of the Board, and the Chair of the CGNC along with the Chief Financial Officer, Vice President, Human Resources and the Vice President, General Counsel, met with Glass Lewis (“GL”) and Institutional Shareholder Services (“ISS”) on December 10, 2019 and December 19, 2019 respectively. The purpose of these meetings was to provide an overview of Alamos' compensation philosophy, to give an update on the Company’s strategy and performance, and to understand the priorities of GL/ISS as they review the Company’s performance for the 2020 proxy season. Any potential areas of concern were discussed and addressed at those meetings.
Peer Group - Executive Compensation
The HRC and subsequently, the Board, reviewed and approved the peer group for 2020 executive compensation (consisting of base salaries, and annual non-equity incentive targets and long-term incentives) at the October 29, 2019 Board meeting. The companies that were selected to be a part of the peer group fell within a range of between 0.5- and 2.5-times Alamos’ Last Twelve Months (“LTM”) Total Revenue, Net Asset Value, and Market Capitalization. The peer group selected was as follows:

B2Gold Corp.	Centerra Gold Inc.	Detour Gold Corp.
Eldorado Gold	Hecla Mining Corp.	HudBay Minerals Inc.
IAMGOLD Corp.	Kirkland Lake Gold Ltd.	New Gold Inc.
OceanaGold Corp.	Pan American Silver Corp.	Pretium Resources Inc
SSR Mining

Management Information Circular                                    PAGE -23-

Peer Group - Performance
The HRC and subsequently, the Board, reviewed and approved the peer group for the 2019 Performance Share Unit (“PSU”) grant at a October 29, 2019 Board meeting: The performance peer group selected is the same peer group as above for executive compensation except for Hudbay Minerals, Inc., and Pan American Silver Corp., given their primary metal is not gold. In addition, the Performance peer group includes the S&P/TSX Global Gold Index.

B2Gold Corp.	Centerra Gold Inc.	Detour Gold Corp.
Eldorado Gold	Hecla Mining Corp.	IAMGOLD Corp.
Kirkland Lake Gold Ltd.	New Gold Inc.	OceanaGold Corp.
Pretium Resources Inc.	SSR Mining Inc.	TSX Global Gold Index

Company Performance
Alamos had a strong year in 2019, achieving several milestones, including:

•	Produced 494,500 ounces of gold, meeting production guidance for the fifth consecutive year;

•	Island Gold exceeded guidance with record production of 150,400 ounces, driving record mine-site free cash flow of $64.5 million;

•	Sold 494,702 ounces of gold at an average realized price of $1,381 per ounce for record revenues of $683.1 million;

•
Total cash costs of $720 per ounce and all-in sustaining costs ("AISC") of $951 per ounce were both in line with guidance. Cost of sales of $1,054 per ounce were 2% below guidance, reflecting lower amortization charges;

•
Realized adjusted net earnings of $83.5 million, or $0.21 per share, a 326% increase compared to 2018. Adjusted net earnings include adjustments for unrealized foreign exchange gains recorded within both deferred taxes and foreign exchange of $13.5 million, partially offset by other items totaling $0.9 million;

•	Reported net earnings of $96.1 million, or $0.25 per share;

•	Record cash flow from operating activities of $260.4 million ($296.9 million, or $0.76 per share, before changes in working capital, a 40% increase from 2018);

•
Generated total mine-site free cash flow of $61.7 million with strong cash flow more than funding the lower mine expansion at Young-Davidson, exploration activities at Island Gold, and construction of Cerro Pelon;

•	Reported year end 2019 Mineral Reserves of 9.7 million ounces, a slight increase over 2018 with additions at Island Gold, La Yaqui Grande and Kirazlı more than offsetting mining depletion;

•
Ongoing exploration success at Island Gold drove a 21% increase in Mineral Reserves and 46% increase in Inferred Mineral Resources from the end of 2018 for a combined increase of nearly one million ounces;

•	Received permit approval for the Phase II expansion of Island Gold to 1,200 tonnes per day (“tpd”) in May 2019;

•	Completed permitting of the La Yaqui Grande project in Mexico in July 2019;

•	Announced the suspension of construction activities at the Kirazlı project in Turkey, pending the renewal of the Company's mining concessions which expired on October 13, 2019;

•
Received the "Best Corporate Social Responsibility Practice 2019" award from the Mexican Center for Philanthropy and the Alliance for Corporate Social Responsibility in Mexico for the Company's voluntary relocation program of residents from Mulatos to Matarachi in Mexico;

•	Repurchased 2.7 million shares at a cost of $11.4 million, or $4.17 per share under the Normal Course Issuer Bid;

•	Paid $15.6 million in dividends, double the amount paid in 2018; and

•	Sold non-core royalties to Metalla Royalty & Streaming Ltd. ("Metalla") for 2.1 million shares of Metalla.

In 2019, the Company produced 494,500 ounces of gold, hitting guidance for five consecutive years and met cost guidance with a 10% reduction in total cash costs over 2018. Operating cash flow increased 40% due to stronger gold prices and lower costs. The Company progressed its growth initiatives, completed construction of the Cerro Pelon mine in Mexico and is advancing construction of the lower mine expansion at Young-Davidson for completion in the first half of 2020.
The Company continues to invest in its growth and will accomplish this growth through self-funding. With no debt, a cash balance of $183 million (cash and cash equivalents), access to a credit facility of $500 million, and projected free cash flow from its mines in the second half of 2020, the Company is well positioned to fund its internal growth initiatives.
With several significant near-term positive catalysts, 2020 is expected to be a transformational year for Alamos. These include: the recently announced substantial increase in high-grade Mineral Reserves and Resources at Island Gold; the

Management Information Circular                                    PAGE -24-

Phase III expansion study of Island Gold, which is expected to be completed in June and demonstrate a larger, very profitable, long-life operation; the completion of the lower mine expansion at Young-Davidson, which remains on track for June; and the transition to strong, Company-wide free cash flow starting in the second half of 2020.
Young Davidson
Young-Davidson met the high end of production guidance with full year production of 188,000 ounces. Underground mining rates averaged at 6,720 tpd, an 8% increase over 2018 due to improved operating performance from the mid-mine infrastructure. Underground grades mined were 2.56 g/t Au, which was slightly below annual guidance and reflective of lower grades mined during the first half of 2019.
Mill throughput was consistent with 2018, with more underground ore processed in 2019 offset by a reduction in the processing of surface stockpiles. Recoveries were 91% which was in line with guidance.
2020 will see the completion of the lower mine construction and tie-in, which will result in a significant reduction in costs and capital investment ($99.9 million in 2019) and drive strong free cash flow commencing in the second half of 2020. The shutdown commenced in mid-February and the tie-in remains on schedule to be completed in June 2020.

Island Gold
Island Gold continues to exceed expectations with full-year production of a record 150,400 ounces 4% above the high end of guidance and 42% higher year over year. In 2019, Island Gold generated $64.5 million of free cash flow. Underground mining rates increased 10% to 1,042 tpd. Full year grades mined were 12.28 g/t Au due to a combination of positive grade reconciliations and mine sequencing. Mill throughput was in line with guidance at 1,099 tpd.
Island Gold generated record revenues of $207.3 million, 53% higher year over year, and $64.5 million of mine-site free cash flow, net of all investment in capital and exploration.
Since the acquisition of Island Gold in late November 2017, Mineral Reserves and Resources have more than doubled.
Mulatos
For the full year, Mulatos produced 142,000 ounces, down 19% from 2018 due to lower recoveries, and completion of mining from San Carlos and La Yaqui Phase I. The start up of Cerro Pelon partially offset the winding down of La Yaqui Phase I. The full year recovery rate was 65% which was slightly below guidance due to stacking of higher grade, lower recovery SAS ore.
For the full year, mine-site free-cash flow was negative $12.7 million reflecting the construction costs of Cerro Pelon of $22 million. With the construction of Cerro Pelon now complete, Mulatos is expected to generate strong free cash flow growth in 2020.
Turkey
The Company suspended construction activities on October 14, 2019, pending the renewal of its Turkish mining concessions, which expired on October 13, 2019. While the concessions have not been revoked, no further construction activities can be completed until their renewal.
There has been false information about the project circulated through social media, which resulted in project opposition and related protests. The Company continues to share correct information about the project and dispel this misinformation.
The Company met all the regulatory requirements and conditions for the concessions to be renewed and reasonably expected the renewal by the expiration date. The local communities remain supportive and Company representatives continue to work with the Turkish Department of Energy and Natural Resources on securing the renewal of the mining concessions in order to resume construction activities.

Management Information Circular                                    PAGE -25-

Performance Graph
The following graph compares the yearly percentage change in the cumulative performance of the Alamos Common Shares with the S&P/TSX Global Gold Index for the period from January 1, 2015 to December 31, 2019 assuming a $100 investment in its Common Shares.
While the Alamos Gold share price has mirrored the movement of the TSX Global Gold Index, it has underperformed on a relative basis. In 2019, the share price improved significantly, up 62% and outperforming TSX Global Gold Index. The Company expects this outperformance to continue in 2020 as a result of the lower mine tie-in at Young Davidson, continued exploration success at Island Gold, positive results from the Phase III expansion study at Island Gold and strong free cash flow growth starting in the second half of 2020.
Comparison of Performance since January 1, 2015 between the Company’s Common Shares and the S&P/TSX Global Gold Index
Relative Performance
Executive compensation decisions at Alamos reflect a comprehensive assessment of the Company’s performance, including its performance across several key financial and operational metrics in the short and medium-term relative to the Company’s performance peer group. The following graphs depict the analysis of relative performance that the HRC took into consideration to form its pay decisions at year end. Specifically, the HRC reviewed the 1-year and 3-year performance of Alamos against the twelve companies that make up the Company’s performance peer group (page 24) on the following categories of measures:

•	Return metrics;

•	Growth metrics; and

•	Per share growth metrics.

Management Information Circular                                    PAGE -26-

Relative Performance - Return Metrics vs. Peers
On a one-year basis, Alamos performed very well, achieving P75 of its performance peer group on total shareholder return ("TSR"), return on equity ("ROE"), and return on invested capital ("ROIC") in 2019 and between median and P75 on ROA. Over the medium-term (3-year period), Alamos had a ranking falling between P25 and P50 on TSR, ROA, ROE and ROIC. The strong current year results are in part attributable to the operational performance of the Company (met production and cost guidance), a significant increase in cash flow from operations, and exceptional exploration results at Island Gold. Alamos' three-year return metrics were impacted by completing a counter-cyclical M&A transaction in 2017, which adversely impacted share price performance in the short-term, but positions the Company to outperform its peers in the longer-term, as evidenced by the 2019 results.

Management Information Circular                                    PAGE -27-

Relative Performance - Growth Metrics vs. Peers
Alamos performed above its performance peer group on a three-year basis on all growth metrics and on a one-year basis in earnings before interest, taxes, depreciation and amortization ("EBITDA") growth and Change in Reserves. Alamos ranked between P25 and the Median in Change in Operating Cash Flow and Change in Gold Production on a one-year basis, as higher cost production from the El Chanate operation wound down in 2019.

Management Information Circular                                    PAGE -28-

Relative Performance - Per Share Growth Metrics
Alamos has grown significantly over the past number of years and has maintained a focus on improving results both in aggregate and on a per-share basis. Over the past year, Alamos achieved P75 or between median and P75 on Change in Operating Cash Flow, EBITDA and Change in Reserves over the past year, with the only exception being Change in Production per share. In the medium-term period, Alamos has performed similarly on a per share basis, ranking at or above the median on Change in Operating Cash Flow, Change in EBITDA and Change in Reserves. Alamos ranked at median in medium-term Change in Gold Production per share.

Management Information Circular                                    PAGE -29-

Named Executive Officer Compensation

John A. McCluskey, President and Chief Executive Officer
The CEO is to be the leader of an effective and cohesive management team, sets the tone for the Company by exemplifying consistent values of high ethical standards and fairness, leads the Company in defining its vision, is the main spokesperson for the Company, and bears chief responsibility for ensuring the Company achieves its short, mid and long-term operational and strategic objectives. The CEO works with, and is accountable, to the Board in designing and executing the Company’s strategic plan. Mr. McCluskey’s bonus in 2019 was attributable to broad achievement of all corporate objectives, including achieving production and cost guidance, exploration success at Island Gold, improved health and safety metrics, and achieving certain strategic milestones.

2019 Achievements	Compensation in US$(1)	2019 ($)	2018 ($)	2017 ($)
• Oversight of management and corporate strategy and policy initiatives • Oversight of operations, which met production and cost guidance • Oversight of the successful global exploration program, which resulted in significant reserve and resource growth at Island Gold • Oversight of government relations, media and social media relations to counter false allegations against the Company’s Kirazlı project in Turkey	Base Salary	$640,645	$617,680	$585,808
Annual Incentive	$862,469	$640,843	$864,067
Stock Options	$565,275	$579,075	$518,558
Performance Share Units	$565,275	$579,075	$522,199
Restricted Share Units	—	—	—
Total Direct Compensation	$2,633,664	$2,416,673	$2,490,632
Year over Year Change	9%	(3)%	10%
Share Ownership - Mr. McCluskey exceeds the equity ownership requirement
2019 Pay Mix	Level Required	Share/Equity Holdings	Share Price at April 3, 2020 (US$)	Total Value (US$)	Multiple
3 times base salary	1,312,013	$5.64	$7,399,753	11.6x
(1)Reported compensation converted from CAD to US$ at the average annual exchange of CAD$1.00 = US$0.7537 (2019), US$0.7721 (2018), and US$0.7708 (2017).

Management Information Circular                                    PAGE -30-

Jamie Porter, Chief Financial Officer
Mr. Porter has over 20 years of progressive experience in the mining industry. He joined Alamos in 2005 as Controller and was promoted to Vice President of Finance in 2008. He has served as Alamos’ Chief Financial Officer since 2011. As CFO, Mr. Porter reports to the CEO and manages the Company’s financial reporting, internal control, treasury, information technology, investor relations and corporate development functions. He also is responsible for monitoring and maintaining the Company’s financial strength, ensuring adequate liquidity, managing counterparty arrangements, achieving return on investment targets, evaluating and structuring M&A opportunities and overall risk management. Mr. Porter’s 2019 compensation was based on specific objectives and his bonus in 2019 was based on his contribution towards the Company achieving its corporate objectives.

2019 Achievements	Compensation in US$(1)	2019 ($)	2018 ($)	2017 ($)
• Oversight of Company financial performance • Maintained balance sheet strength, including $180 million in cash and no debt • Reduced costs by 10%, leading to a 40% increase in cash flow from operations while returning $27m to shareholders through dividends and share buy backs • Delivering on disciplined plan to free cash flow growth in H2 2020; • Responsible for sale of non-core royalties for $8 million; and • Oversight of successful Global ERP implementation on time and on budget	Base Salary	$395,693	$374,469	$346,860
Annual Incentive	$443,274	$326,724	$402,358
Stock Options	$244,953	$250,933	$203,717
Performance Share Units	$244,953	$250,933	$205,148
Restricted Share Units	—	—	—
Total Direct Compensation	$1,328,872	$1,203,058	$1,158,083
Year over Year Change	10%	4%	9%
Share Ownership - Mr. Porter exceeds the equity ownership requirement
2019 Pay Mix	Level Required	Share/Equity Holdings	Share Price at April 3, 2020(US$)	Total Value (US$)	Multiple
1 times base salary	256,128	$5.64	$1,444,562	3.7x
(1) Reported compensation converted from CAD to US$ at the average annual exchange of CAD$1.00 = US$0.7537 (2019), US$0.7721 (2018), and US$0.7708 (2017).

Management Information Circular                                    PAGE -31-

Peter MacPhail, Chief Operating Officer (“COO”)
Peter MacPhail has over 30 years of operational experience in Canada, Mexico and Australia. Mr. MacPhail has been the Chief Operating Officer since having joined Alamos in the merger with AuRico Gold. He was the Chief Operating Officer of AuRico Gold Inc. having joined in 2011 through AuRico’s acquisition of Northgate Minerals. He served in the same capacity for eight years at Northgate. As COO, Mr. MacPhail contributes to the establishment of the Company’s operational, financial, and sustainability objectives. Mr. MacPhail’s bonus in 2019 was based on performance against the corporate metrics and his 2019 achievements.

2019 Achievements	Compensation in US$(1)	2019 ($)	2018 ($)	2017 ($)
• Oversight of the lower mine expansion at Young-Davidson • Achieved production of 494,500 ounces, the midpoint of guidance, meeting production guidance for the fifth consecutive year • Oversight of construction of Cerro Pelon in Mexico, on budget and ahead of schedule • Oversight of successful permitting efforts at La Yaqui Grande in Mexico and Phase II expansion of Island Gold to 1,200 tonnes per day	Base Salary	$395,693	$382,190	$369,984
Annual Incentive	$418,544	$333,461	$429,181
Stock Options	$244,953	$250,933	$203,717
Performance Share Units	$244,953	$250,933	$205,148
Restricted Share Units	—	—	—
Total Direct Compensation	$1,304,141	$1,217,515	$1,208,030
Year over Year Change	7%	1%	9%
2019 Pay Mix	Share Ownership - Mr. MacPhail exceeds the equity ownership requirement
Level Required	Share/Equity Holdings	Share Price at April 3, 2020 (US$)	Total Value (US$)	Multiple
1 times base salary	276,924	$5.64	$1,561,851	3.9x
(1)Reported compensation converted from CAD to US$ at the average annual exchange of CAD$1.00 = US$0.7537 (2019), US$0.7721 (2018), and US$0.7708 (2017).

Management Information Circular                                    PAGE -32-

Christopher Bostwick, Vice President, Technical Services
Chris Bostwick has over 30 years of experience in the global mining industry, 19 of which were spent with Barrick Gold in various roles. Mr. Bostwick joined Alamos Gold as Vice President, Technical Services in the merger with AuRico Gold Inc. He has mining experience in operations, engineering, maintenance, strategic planning, and project evaluation and development gained in North and South America, Africa and Russia.  As Vice President of Technical Services, Mr. Bostwick is responsible for overseeing all annual reserve and resource reporting, technical services functions at site, continuous improvement, life of mine planning and costing, and technical due diligence for corporate development. Mr. Bostwick’s 2019 bonus was based on performance against the corporate metrics and his 2019 achievements.

2019 Achievements	Compensation in US$ (1)	2019 ($)	2018 ($)	2017 ($)
• Oversight of continuous improvement initiatives at the Company’s mine sites • Oversight of Mineral Reserves and Resources, which included a 21% increase in Proven and Probable mineral reserves and a 46% increase in Inferred mineral resources at Island Gold Oversight of value-engineering initiatives for the Lynn Lake development project	Base Salary	$278,869	$274,096	$262,072
Annual Incentive	$194,678	$150,478	$179,257
Stock Options	$122,476	$125,466	$101,860
Performance Share Units	$122,476	$125,466	$102,574
Restricted Share Units	—	—	—
Total Direct Compensation	$718,500	$675,506	$645,763
Year over Year Change	6%	5%	5%
2019 Pay Mix	Share Ownership - Mr. Bostwick exceeds the equity ownership requirement
Level Required	Share/Equity Holdings	Share Price at April 3, 2020 (US$)	Total Value (US$)	Multiple
1 times base salary	147,976	$5.64	$834,585	3.0x
(1) Reported compensation converted from CAD to US$ at the average annual exchange of CAD$1.00 = US$0.7537 (2019), US$0.7721 (2018), and US$0.7708 (2017).

Management Information Circular                                    PAGE -33-

Luis Chavez, Senior Vice President, Mexico
Dr. Luis Chavez has over 30 years of experience in the mining sector and joined Alamos Gold in the merger with AuRico Gold Inc. He was Senior Vice President of Mexico, Dr. Chavez is responsible for government relations, regulatory affairs at the community, state and federal levels, land management and permitting matters in Mexico. Dr. Chavez’s 2019 bonus was based on performance against the corporate metrics and his 2019 achievements.

2019 Achievements	Compensation in US$(1)	2019 ($)	2018 ($)	2017 ($)
• Successful completion of Mulatos resettlement project, which received the "Best Corporate Social Responsibility Practice 2019" award from the Mexican Center for Philanthropy (Cemefi) and the Alliance for Corporate Social Responsibility in Mexico (AliaRSE) • Active leadership in public and government relations initiatives within mining industry in Mexico • Oversight of local community relations initiatives in Mexico	Base Salary	$303,000	$293,264	$285,310
Annual Incentive	$188,799	$161,002	$186,593
Stock Options	$122,476	$125,466	$101,860
Performance Share Units	$122,476	$125,466	$102,574
Restricted Share Units	—	—	—
Total Direct Compensation	$736,752	$705,199	$676,337
Year over Year Change	4%	4%	7%
2019 Pay Mix	Share Ownership - Dr. Chavez exceeds the ownership requirement
Level Required	Share/Equity Holdings	Share Price at April 3, 2020 (US$)	Total Value (US$)	Multiple
1 times base salary	146,350	$5.64	$825,414	2.7x
(1)Reported compensation converted from CAD to US$ at the average annual exchange of CAD$1.00 = US$0.7537 (2019), US$0.7721 (2018), and US$0.7708 (2017).
Minimum Equity Ownership Requirements
On March 31, 2016, the Company adopted Minimum Equity Ownership Requirements for directors and officers. Alamos directors are required to own Common Shares or DSUs having an aggregate value equivalent to three times the annual cash retainer. Directors are expected to achieve this threshold by the later of December 31, 2019 and the date that is the three-year anniversary of becoming a director of Alamos. The CEO is required to own Common Shares or PSUs (vested or unvested) having an aggregate value equivalent to three times his annual base salary. Each of the other executive officers is required to own Common Shares or PSUs (vested or unvested) having an aggregate value equivalent to his or her annual base salary. Officers are expected to gradually achieve these ownership levels over a period of five years from the later of December 31, 2019 or the date on which they became executive officers.
Minimum Equity Ownership Requirements

Name	Required ownership as multiple of base salary	PSUs Outstanding (1) (US$)	Personal Shareholdings (US$)	Total Holdings (US$)	Share ownership as multiple of base salary
John McCluskey	3.0x	2,023,384	5,376,369	7,399,753	11.6
Jamie Porter	1.0x	856,050	588,512	1,444,562	3.7
Peter MacPhail	1.0x	856,079	705,773	1,561,851	3.9
Luis Chavez	1.0x	428,020	397,394	825,414	2.7
Chris Bostwick	1.0x	428,020	406,565	834,585	3.0
(1) Value based on number of outstanding vested or not vested units multiplied by the closing price of the Common Shares on the NYSE at April 3, 2020 of US$5.64.

Management Information Circular                                    PAGE -34-

Managing Compensation-Related Risk
The Board and the HRC have an active role in risk oversight regarding the Company’s compensation policies and practices. They consider all factors related to an executive’s performance and regularly assess, as part of their respective deliberations, the risk implications of the Company’s compensation policies and practices, including the potential for any inappropriate or excessive risk-taking by its executive officers, in determining compensation. The Company uses the following practices to discourage inappropriate or excessive risk-taking by directors and executive officers:

•
The HRC avoids compensation policies which encourage excessive risk taking, such as compensation policies that allow pay out before the risks associated with the performance are likely to materialize, and policies that do not include regulatory compliance and risk management as part of their performance metrics. In the HRC’s view, compensation outcomes must be symmetric with risk outcomes. Variable compensation for senior executives is considered more risk-aligned when it is deferred. Specifically, the payout for the executive should be deferred until the long-term impact of the action that is taken can be assessed and determined.

•
Incentive compensation awards are based upon achievement of both corporate and individual objectives, and are not inordinately weighted to any single metric, which in the Company’s view could be distortive. Compensation packages consist of an appropriate mix of fixed and performance-based compensation, with short and long-term performance conditions.

Each director and executive officer of the Company is required to comply with the minimum equity ownership requirements of the Company (see “Minimum Equity Ownership Requirements”).

•	The HRC has discretion in assessing the annual incentive awards paid to executive officers of the Company, based on both individual and corporate performance.

•
The long-term incentives available to executives are subject to vesting provisions, such that the interests of grantees remain aligned with those of shareholders for a longer period, including with respect to the impact of their decisions on the Company’s share price performance.

•
The Board has adopted an Executive Compensation Claw-back Policy concerning awards made under the Company's incentive plans. Under this policy, which applies to all executives, the Board may, in its sole discretion, to the full extent permitted by governing laws and to the extent it determines that it is in the Company’s best interest to do so, require reimbursement of all or a portion of incentive compensation received by an executive in certain circumstances. Specifically, the Board may seek reimbursement of full or partial compensation from an executive or former executive officer in situations where:

◦
the amount of incentive compensation received by the executive or former executive officer was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of, or affected by, a restatement of all or a portion of the Company's financial statements;

◦	the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and

◦	the incentive compensation payment received would have been lower had the financial results been properly reported.

◦
The Company’s Insider Trading Policy prohibits directors, officers, employees or any other or person retained by the Company or any of its subsidiaries to: (a) engage in hedging transactions with respect to securities in the Company; (b) hold securities of the Company in margin accounts; or, (c) pledge securities of the Company as collateral.

Summary of Compensation
The following table is a summary of compensation paid to the NEOs for the financial years ended December 31, 2019, 2018, and 2017. All figures are in United States dollars unless otherwise indicated. Compensation earned in Canadian dollars has been converted into United States dollars at the average 2019 exchange rate of CAD$1.00 = US$0.7537. The value of option-based awards and share-based awards are converted into United States dollars at the exchange rate in effect on the date of the grant.

Management Information Circular                                    PAGE -35-

Name		Salary US$	Share-based Awards (1) (US$)	Option-based Awards (2) (US$)	Annual Non-Equity Incentive (US$)	Pension (US$)	All Other Compensation (US$)	Total Compensation (US$)
John McCluskey(3) President and Chief Executive Officer	2019	640,645	565,275	565,275	862,469	333,427	66,291	3,033,382
	2018	617,680	579,075	579,075	640,843	139,822	72,577	2,629,073
	2017	585,808	522,199	518,558	864,067	227,447	1,043,544	3,761,623
Jamie Porter(4) Chief Financial Officer	2019	395,693	244,953	244,953	443,274	155,987	27,434	1,512,292
	2018	374,469	250,933	250,933	326,724	75,916	31,556	1,310,529
	2017	346,860	205,148	203,717	402,358	112,188	442,571	1,712,841
Peter MacPhail(5) Chief Operating Officer	2019	395,693	244,953	244,953	418,544	186,467	28,529	1,519,137
	2018	382,190	250,933	250,933	333,461	76,433	36,757	1,330,706
	2017	369,984	205,148	203,717	429,181	117,881	532,210	1,858,121
Chris Bostwick(6) Vice President, Technical Services	2019	278,869	122,476	122,476	194,678	86,402	20,376	825,278
	2018	274,096	125,466	125,466	150,478	34,587	24,028	734,121
	2017	262,072	102,574	101,860	179,257	63,340	358,434	1,067,538
Luis Chavez(7) Senior Vice President, Mexico	2019	303,000	122,476	122,476	188,799	—	50,791	787,542
	2018	293,264	125,466	125,466	161,002	—	48,700	753,898
	2017	285,310	102,574	101,860	186,593	—	290,119	966,456
(1)In 2017, 2018, and 2019 NEOs were granted PSUs. These amounts were calculated by multiplying the number of PSUs granted by CAD $6.58 (2019), $6.56 (2018), and CAD $9.62 (2017) being the “Market Price” of the Common Shares on grant date as provided for in the LTIP.
(2)The grant date fair value of option-based awards for 2019 was calculated using a Black-Scholes option pricing model, applying the following key inputs:

	Minimum	Maximum
Risk-free rate	1.32%	1.68%
Expected dividend yield	0.84%	0.84%
Expected stock price volatility	54%	54%
Expected option life, based on terms of the grants (months)	42	84
Option pricing models require the input of highly subjective assumptions, particularly as to the expected volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and, therefore, it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants. The Company uses an option-pricing model because there is no market for which employee stock options may be freely traded. Readers are cautioned not to assume that the value derived from the model is the value that an employee might receive if the stock options were freely traded, nor assume that these amounts are the same as those reported for by the employee as income received for tax purposes.
(3)Mr. McCluskey received a salary increase effective January 1, 2019 from CAD$800,000 to CAD$850,000. “All Other Compensation” in 2019 includes a club dues allowance, executive supplemental medical health coverage, and value of the employer match of his share purchases under the ESPP. His pension is the notional value of his annual SERP credit which is 12% of his base salary and annual bonus plus investment gains. For Mr. McCluskey’s 2017 reported bonus, US$131,807 was allocated to long-term incentives in the form of stock options and awarded in 2018 and has not been reported in his 2018 compensation.
(4)Mr. Porter received a salary increase effective January 1, 2019 from CAD$485,000 to CAD$525,000 based on his performance and position in the range. “All Other Compensation” in 2019 includes executive supplemental medical health coverage and value of the employer match of his share purchases under the ESPP. His pension is the notional value of his annual SERP credit which is 12% of his base salary and annual bonus plus investment gains. For Mr. Porter’s 2017 reported bonus, US$55,498 was allocated to long-term incentives in the form of stock options and awarded in 2018 and has not been reported in his 2018 compensation.
(5)Mr. MacPhail received a salary increase effective January 1, 2019 from CAD$495,000 to CAD$525,000 based on his performance and position in the range. “All Other Compensation” in 2019 includes executive supplemental medical health coverage, parking fees, and the value of the employer match of his share purchases under the ESPP. His pension is the notional value of his annual SERP credit which is 12% of his base salary and annual bonus plus investment gains. For Mr. MacPhail’s reported 2017 bonus, US$59,197 was allocated to long-term incentives in the form of stock options and awarded in 2018 and has not been reported in his 2018 compensation.
(6)Mr. Bostwick received a salary increase from CAD$355,000 to CAD$370,000 effective January 1, 2019. “All Other Compensation” in 2019 includes executive supplemental medical health coverage and the value of the employer match of his share purchases under the ESPP. His pension is the notional value of his annual SERP credit which is 12% of his base salary and annual bonus plus investment gains.
(7)Dr. Chavez received a salary increase from US$293,264 to US$303,000 effective January 1, 2019. “All Other Compensation” in 2019 includes enhanced medical health coverage and the value of the employer match of his share purchases under the ESPP.
CEO Compensation
The table below outlines key metrics with respect to CEO total compensation. The differential between the CEO total compensation and the next highest NEO in 2019 was 2.0 times relative to 1.98 times in 2018. This differential reflects the level of responsibility of the CEO.

Management Information Circular                                    PAGE -36-

CEO Disclosed vs. Realizable Pay
As part of our assessment of the effectiveness of our compensation program and its alignment to the principle of pay for performance, the HRC reviews “lookback” analysis to ensure compensation outcomes are reasonable considering performance. Specifically, the HRC compares the relationship between the CEO’s disclosed pay and “realizable” pay to our share price performance. Disclosed pay captures the intended value of compensation awarded at grant date value, while realizable pay measures the actual value of compensation earned by taking into consideration current share price (measured as of December 31, 2019).
As shown below, CEO realizable pay is less than the disclosed pay in each of 2017, 2018, and 2019 and each of disclosed and realizable pay decreased from 2017 to 2018 as the share price decreased. As the share price increased significantly in 2019, the CEO disclosed and realizable pay increased however at a lesser rate. The Company's TSR for 2017 to 2018 underperformed the TSX Global Gold Index, and outperformed in 2019.
Notes:

•
Disclosed Pay captures the grant date value of compensation awarded each year between 2017 and 2019, same as what is reported in Summary Compensation table but in CAD to negate any exchange rate impact. This includes salary + bonuses paid + grant date fair market value of share and option-based awards for each year.

•
Realizable Pay measures the actual value of compensation awarded each year between 2017 and 2019 by combining the value of salary and bonuses with the market value (as of December 31, 2019) of share and option-based awards granted over the past 3 years. This includes market value of share-based awards (vested and unvested) + in-the-money options granted between 2016-2019 (whether exercised or not).

Outstanding Share-based Awards and Option-based Awards
The following tables set out the outstanding option-based and share-based awards (PSUs) held by the NEOs as at December 31, 2019. Values are in United States dollars converted at year-end rate for 2019 of CAD$1.00 = US$0.7699 for unexercised value.

Name	Option-based Awards
	Number of securities underlying unexercised options	Option exercise price (CAD$)	Option expiration date (dd/mm/yyyy)	Value of unexercised in-the-money options (1) (US$)
John McCluskey	288,600	$7.28	27/02/2020	$122,206
	450,000	$3.75	18/01/2023	$1,413,536
	162,791	$9.62	6/3/2024	$—
	292,300	$6.56	5/3/2025	$285,803
	250,000	$6.58	13/03/2026	$240,594

Management Information Circular                                    PAGE -37-

Jamie Porter	60,000	$7.28	27/02/2020	$25,407
	110,000	$3.75	18/01/2023	$345,531
	63,953	$9.62	6/3/2024	$—
	125,900	$6.56	5/3/2025	$123,102
	108,333	$6.58	13/03/2026	$104,257
Peter MacPhail	100,000	$3.75	18/01/2023	$314,119
	63,953	$9.62	06-03-2024	$—
	127,400	$6.56	05-03-2025	$123,102
	108,333	$6.58	13-03-2026	$104,257
Christopher Bostwick	90,000	$3.75	18-01-2023	$282,707
	31,977	$9.62	06-03-2024	$—
	51,500	$6.56	05-03-2025	$50,355
	54,167	$6.58	13-03-2026	$52,129
Luis Chavez	31,977	$9.62	06-03-2024	$—
	51,500	$6.56	05-03-2025	$50,355
	54,167	$6.58	13-03-2026	$52,129
(1)Calculation based on the closing price of the Common Shares on the TSX at December 31, 2019 of CAD$7.83 and includes both vested and unvested stock options.

Name	Share-based Awards
	Number of Unvested PSUs	Number of Vested PSUs	Market or Payout Value of PSUs that have not Vested (US$)(1)(2)	Market or Payout Value of Vested PSUs not Paid Out or Distributed (US$)
John McCluskey	304,239	-	$1,834,048	-
Jamie Porter	128,818	-	$776,555	-
Peter MacPhail	128,818	-	$776,555	-
Christopher Bostwick	64,408	-	$388,274	-
Luis Chavez	64,408	-	$388,274	-
(1)Calculation based on the closing price of the Common Shares on the TSX at December 31, 2019 of CAD$7.83.
(2)PSUs valued based on assumption of 100% performance vesting.
Value Vested or Earned During Year
The following table sets out the value vested or earned for all incentive plan awards held by NEOs during the year ended December 31, 2019. Values are in United States dollars converted at the average rate for 2019 of CAD$1.00 = US$0.7537 for vested amounts. The value vested for option-based awards is calculated as the difference between the share price and the exercise price on the date of vesting multiplied by the number of vested option-based awards. The value for share-based awards is equal to the share price on the vesting date multiplied by the number of vested share-based awards.

Name	Value Vested Option-based Awards during the year (US$)	Value vested Share-based Awards during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
John A. McCluskey	151,494	474,424	862,469
Jamie Porter	60,597	189,770	443,274
Peter MacPhail	60,597	189,770	418,544
Christopher Bostwick	30,299	91,369	194,678
Luis Chavez	30,299	77,049	188,799

Management Information Circular                                    PAGE -38-

Gains Realized on Stock Options, Restricted Share Units, and Performance Share Units Exercised by NEOs in 2019
The table below summarizes the realized gains on stock options exercised by NEOs in 2019:

Name	Gains Realized on Stock Options (US$)	Gains Realized on Restricted Share Units (US$)	Gains Realized on Performance Share Units (US$)(1)
John McCluskey	148,006	—	474,424
Jamie Porter	309,197	—	189,770
Peter MacPhail	580,375	—	189,770
Christopher Bostwick	55,575	—	91,369
Luis Chavez	—	—	77,049
(1)Paid 95% of vested units on April 15, 2019; paid in CAD and converted to US$ at exchange rate on that date of CAD$1.00 = US$0.747.
Stock Option Re-pricing
No stock options held by the NEOs are permitted to be nor were re-priced downward during the Company’s most recently completed financial year ended December 31, 2019.
Termination and Resignation for Good Reason
As at December 31, 2019, the Company had employment agreements with each of the NEOs, as detailed below.
For our CEO, CFO and COO, the term of their employment agreements is indefinite. If they are terminated without cause (“Not for Cause”), they are entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment equal to 24 months' base salary, an annual incentive fee equal to 24 months (based on the average of the annual incentive fee for the three years prior to the date of termination), 24 months of the then current value of the benefits (including health, dental, AD&D, LTD, life insurance, critical illness and annual health membership), a pro-rata amount of the annual incentive fee for the current year to the date of termination based on the average of the annual incentive amount received for the three years prior to the date of termination and immediate vesting of all outstanding stock options, SERP, PSUs, and RSUs. Their amended and restated employment agreements do not include a change of control clause but rather a Not for Cause clause and resignation for good reason (“Resignation for Good Reason”) clause allowing each to resign within 60 days of learning of a decrease in base salary other than when there is the same uniform percentage decrease in the base pay of all executives, an assignment of duties materially inconsistent in any respect of their position, authority, duties or responsibilities, a Board decision to change the reporting location to more than 50 kilometers from the current location or any other change in compensation and benefits or working conditions that may have otherwise constituted constructive dismissal. Upon Resignation for Good Reason the executive would receive the same payments as due to them if they were terminated Not for Cause.
For all other executives, the term of their employment agreements is indefinite. If they are terminated Not for Cause, they are entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment equal to 18 months' base salary, an annual incentive fee equal to 18 months (based on the average of the annual incentive fee for the three years prior to the date of termination), 18 months of the then current value of the benefits (including health, dental, AD&D, LTD, life insurance, critical illness and annual health membership), a pro-rata amount of the annual incentive fee for the current year to the date of termination based on the average of the annual incentive amount received for the three years prior to the date of termination and immediate vesting of all outstanding stock options, SERP, PSUs, and RSUs. Their amended and restated employment agreements do not include a change of control clause but rather a Not for Cause clause as described above and a Resignation for Good Reason clause allowing each to resign within 60 days of learning of a decrease in base salary other than when there is the same uniform percentage decrease in the base pay of all executives, an assignment of duties materially inconsistent in any respect of their position, authority, duties or responsibilities, a Board decision to change the reporting location to more than 50 kilometers from the current location or any other change in compensation and benefits or working conditions that may have otherwise constituted constructive dismissal. Upon Resignation for Good Reason the executive would receive the same payments as due to them if they were terminated Not for Cause.

Management Information Circular                                    PAGE -39-

John A. McCluskey, President and Chief Executive Officer ("CEO")
Mr. John A. McCluskey acts as President and CEO of the Company pursuant to an amended and restated employment agreement with the Company effective July 3, 2015. He is entitled to an annual base salary of CAD$850,000 effective January 1, 2019 payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in the corporate office. As an officer, he also receives annually an additional CAD$2,000 medical benefit allowance as part of an executive medical plan established in 2010. Mr. McCluskey also has an annual medical benefit with a private health care provider valued at CAD$4,600 per annum. He also receives an annual club membership and other expenses allowance of CAD$30,000. His compensation is reviewed annually by the Board and may be increased at the Board's discretion each year. Mr. McCluskey is also eligible for a discretionary annual cash bonus. Mr. McCluskey is entitled to 28 calendar days of paid vacation each year. Mr. McCluskey participates in the Company ESPP.
Jamie Porter, Chief Financial Officer ("CFO")
Mr. Jamie Porter acts as CFO of the Company pursuant to an amended and restated employment agreement with the Company effective July 3, 2015. He is entitled to an annual base salary of CAD$525,000 effective January 1, 2019 payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an annual benefit allowance of CAD$2,000 as part of an executive medical plan established in 2010. Mr. Porter also has an annual medical benefit with a private health care provider valued at CAD$2,680 per annum. His compensation is reviewed annually by the CEO and the Board and may be changed at its discretion each year. Mr. Porter is also eligible for a discretionary annual cash bonus. Mr. Porter is entitled to 25 days of paid vacation each year. Mr. Porter participates in the Company ESPP.
Peter MacPhail, Chief Operating Officer ("COO")
Mr. Peter MacPhail acts as COO of the Company pursuant to an amended and restated employment agreement with the Company effective July 3, 2015. He is entitled to an annual base salary of CAD$525,000 effective January 1, 2019 payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an annual benefit allowance of CAD$2,000 as part of an executive medical plan established in 2010. Mr. MacPhail also has an annual medical benefit with a private health care provider valued at CAD$2,885 per annum. His compensation is reviewed annually by the CEO and the Board and may be changed at its discretion each year. Mr. MacPhail is also eligible for a discretionary annual cash bonus. Mr. MacPhail is entitled to 25 days of paid vacation each year. Mr. MacPhail participates in the Company ESPP.
Christopher Bostwick, Vice President, Technical Services
Mr. Christopher Bostwick acts as Vice President, Technical Services of the Company pursuant to an amended and restated employment agreement with the Company effective July 3, 2015. He is entitled to an annual base salary of CAD$370,000 effective January 1, 2019 payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an annual benefit allowance of CAD$2,000 as part of an executive medical plan established in 2010. Mr. Bostwick also has an annual medical benefit with a private health care provider valued at CAD$2,680 per annum. His compensation is reviewed annually by the CEO and the Board and may be changed at its discretion each year. Mr. Bostwick is also eligible for a discretionary annual cash bonus. Mr. Bostwick is entitled to 25 days of paid vacation each year. Mr. Bostwick participates in the Company ESPP.
Luis Chavez, Senior Vice President, Mexico
Dr. Luis Chavez acts as Senior Vice President, Mexico of the Company pursuant to an amended and restated employment agreement with the Company effective July 3, 2015. He is entitled to an annual base salary of US$303,000 effective January 1, 2019 payable in equal semi-monthly installments. In addition, he participates in the Company’s medical and dental benefit program offered to all its employees in Mexico. His compensation is reviewed annually by the CEO and the Board and may be changed at its discretion each year. Dr. Chavez is also eligible for a discretionary annual cash bonus. Dr. Chavez is entitled to 20 days of paid vacation each year. Dr. Chavez participates in the Company ESPP.

Management Information Circular                                    PAGE -40-

Payments on Termination Not for Cause
In the case of a termination Not for Cause or Resignation for Good Reason, the following payments would be made to the NEOs as at December 31, 2019 and presented in United States dollars converted at the year-end 2019 exchange rate of CAD$1.00=US$0.7699 and based upon year end share price of CAD $7.83:

Name	Base Fee (US$)	3-Year Average Bonus (US$)	Benefits (US$)	SERP (US$)	Option-based Awards (US$)	Share-based Awards (US$)	Total (US$)(1)
John McCluskey	1,308,830	1,588,721	10,163	1,162,207	332,074	1,834,048	8,582,420
Jamie Porter	808,395	786,989	6,921	565,155	143,575	776,555	3,721,124
Peter MacPhail	808,395	792,487	6,921	552,796	144,210	776,555	3,642,368
Christopher Bostwick	427,295	263,980	5,191	280,405	66,941	388,274	1,865,458
Luis Chavez	439,896	268,197	40,953	—	66,941	387,736	1,274,426
(1)Value calculated in accordance with termination provision of individual employment agreement and based on value of all non-vested option awards and all vested and non-vested share-based awards as at December 31, 2019.
Report on Director Compensation
Effective January 1, 2019, annual director fees are paid to non-employee directors as follows:

Position	Fees (1) (US$)
Chair of the Board	113,055
Board Member	52,759
Audit Committee Chair	15,074
Technical and Sustainability Committee Chair	15,074
Human Resources Committee Chair	15,074
Corporate Governance and Nominating Committee Chair	15,074
Member - Audit Committee	9,044
Member - Technical and Sustainability Committee	9,044
Member - Human Resources Committee	6,030
Member - Corporate Governance and Nominating Committee	5,276
(1)Values are in United States dollars converted at the average rate for 2019 of CAD$1.00 = US$0.7537.
The Board reviewed and approved director compensation - annual retainer for the Chair and Board members, committee chair and member fees - on February 20, 2019 and concluded that there would be no change in Chairman compensation in 2019. The Chair does not receive committee retainers. On the recommendation of the CEO, the Board approved a $20,000 increase in annual DSUs granted to directors. All other director compensation remained the same as in 2018. Directors are not paid meeting attendance fees. Mr. McCluskey, who is an officer of the Company, does not receive any fees for serving as a director.
During the financial year ended December 31, 2019, the independent directors received the following compensation for services provided to the Company. Fees earned and share-based awards amounts that have been paid in Canadian dollars have been converted into United States dollars at the average rate for 2019 of CAD$1.00 = US$0.7537.

Name	Fees Earned	Share-Based Awards - Incentive Plan Compensation(1)	All Other Compensation	Total Compensation
Paul Murphy	113,055	150,740	—	263,795
Mark Daniel(2)	32,865(2)	97,981	—	171,090
David Gower	76,877	97,981	—	174,858
Elaine Ellingham	70,848	97,981	—	168,829

Management Information Circular                                    PAGE -41-

David Fleck	76,877	97,981	—	174,858
Claire Kennedy	64,065	97,981	—	162,046
Ronald Smith	67,833	97,981	—	165,814
Kenneth G. Stowe	76,877	97,981	—	174,858
Monique Mercier(3)	42,710	75,371	—	118,081
Robert Prichard(3)	42,721	75,371	—	118,092

(1)
Represents the “Value Vested During Year”. In 2019, the only form of share-based awards granted to directors were DSUs, which vest immediately on grant and were valued at CAD$6.58 being the “Market Price” of the Common Shares on grant date as provided for in the LTIP .

(2)
Mr. Daniel did not stand for re-election at the May 2, 2019 AGM. During 2019, he received an annual DSU award in February 2019 and pro-rated retainer and Committee fees for the period of January 1, 2019 to May 2, 2019.

(3)
Ms. Mercier and Mr. Prichard joined the Board effective May 2, 2019 and received a DSU award on June 11,2019 valued at CAD $100,000 and received pro-rated retainer and Committee fees for the period of May 2, 2019 to December 31, 2019. Mr. Prichard receives his fees in DSUs.

Outstanding DSU Awards
Non-executive directors may receive a portion or all of their director’s compensation as DSUs, which represents an investment by directors in Alamos similar to share ownership. Each director may elect to receive all of their director fees as DSUs. The intention of granting DSUs is to further align the interests of directors with those of shareholders. In addition, while serving as a director, DSUs cannot be paid out. DSUs are paid in full to the director following termination of Board service. Each DSU vests immediately and represents the right of the director to receive, after termination of all positions with Alamos, the market value of the DSUs equal to the volume-weighted average trading price of Alamos shares on the TSX for the five trading days immediately preceding the payout date (for DSUs granted under the Company’s Deferred Share Unit Plan) or the date on which the director ceases to hold all positions with the Company (for DSUs granted under the LTIP).
The HRC, in consultation with outside consultants and management, make recommendations on the grant of additional DSUs to the Board for their final approval. Director grants are determined through a discretionary review of the Company’s peer group ensuring that our practices are competitive and current. Awards are paid in alignment with the Company’s overall compensation strategy to target compensation for its directors at median of the Company’s peer group.
All incoming directors receive an initial grant of DSUs at a value of approximately CAD$100,000 based on the closing share price of the shares on the TSX on the date immediately preceding the finalization of the Board resolution approving such grant.
The following table sets out the outstanding DSUs held by the non-executive directors as at December 31, 2019. Values are in United States dollars converted at the year-end rate of CAD$1.00 = US$0.7699 for unexercised value:

Name	DSUs Outstanding and Vested	Market Value Of Vested DSUs(1) Not Paid Out (US$)
Paul Murphy	159,278	960,180
Mark Daniel(2)	—	—
Elaine Ellingham	34,320	206,891
David Fleck	99,842	601,878
David Gower	93,146	561,513
Claire Kennedy	88,248	531,988
Ron Smith	85,399	514,811
Kenneth Stowe	93,146	561,513
Monique Mercier	14,444	87,074
Robert Prichard	21,920	132,141

(1)	Calculation based on the closing price of the Common Shares on the TSX at December 31, 2019 of CAD$7.83.

(2)	Mr. Daniel did not stand for re-election at the May 2, 2019 AGM and his DSUs were exercised and paid in May 2019.

Management Information Circular                                    PAGE -42-

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Role of the Board of Directors
The primary responsibility of the Board is to provide governance and stewardship to the Company. Each of the members of the Board is required to exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board oversees the Company’s systems of corporate governance and financial reporting and controls to ensure that the Company reports adequate and fair financial information to shareholders and engages in ethical and legal corporate conduct. Its goal is to ensure that Alamos continues to operate as a successful business, and to optimize financial returns to increase the Company’s value over time while effectively managing the risks confronting the organization. The Board has adopted a formal mandate setting out the role and responsibilities of the Board, a copy of which is attached as Schedule “A” to this Circular.
The independent directors meet in the absence of the non-independent director at each meeting of the Board. The sessions are presided over by the Company’s independent Chair. Any issues addressed at the in-camera sessions requiring action on behalf of, or communication to, management are communicated to management by the independent directors.
The Board has also adopted written position descriptions for the Chair of the Board and the CEO to delineate their respective roles and responsibilities. The responsibilities of the Chair of the Board include providing overall leadership to enhance the effectiveness of the Board; assisting the Board, Board committees and the individual directors in effectively understanding and discharging their respective duties and responsibilities; overseeing all aspects of the Board and Board committees functions to ensure compliance with the Company’s corporate governance practices; acting as an adviser to the CEO and other senior officers; and fostering ethical and responsible decision making by the Board and its individual members. The Chair of the Board is also required to coordinate and preside at all meetings of the Board and shareholders, in each case to ensure compliance with applicable law and the Company’s corporate governance practices.
The CEO is to be the leader of an effective and cohesive management team for the Company, set the tone for the Company by exemplifying consistent values of high ethical standards and fairness, lead the Company in defining its vision, be the main spokesperson for the Company and ensure that the Company achieves its strategic objectives. The CEO works with, and is accountable to, the Board with due regard to the Board's requirement to be informed and independent.
It is expected that each director must be able to devote sufficient time to discharge their responsibilities effectively. To facilitate this, the Board has adopted a policy limiting the number of boards considered appropriate for directors, having regard to whether they are independent directors or members of management. Specifically, in the case of the CEO, he shall not sit on more than two outside public company boards in addition to that of the Company, and in the case of a non-management director, he or she shall not sit on more than five outside public company boards in addition to that of the Company. As of the date of this Circular, all of the directors of the Company are in compliance with this policy of the Board.
Director Independence
Nine of the Company’s ten directors are “independent” within the meaning of National Instrument 58-101 and one is not independent. John McCluskey is not an independent director because of his position as President and CEO of the Company. The current Chair of the Board, Paul Murphy, is an independent director and is not involved in day-to-day operations of the Company. In the event a Chair was selected that was not independent, the Board, in accordance with the Board of Directors Mandate, will designate one of the independent directors as the lead director.
The Board is responsible for determining whether each director is an independent director. In 2015 the Board adopted a Director Independence Policy which assists the Board in determining whether a director is independent within the meaning of National Instrument 58‐101 (Disclosure of Corporate Governance Practices) and National Policy 58‐201 (Corporate Governance Guidelines) and the New York Stock Exchange corporate governance rules.

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This policy also requires each director who has been determined to be independent to notify the Chair of the CGNC, as soon as reasonably practicable, in the event that such director’s personal circumstances change in a manner that may affect the Board’s determination of whether such director is independent.
The Board believes that it should be comprised of directors that are to the greatest extent possible free from actual, perceived or potential conflicts of interest. The Board of Directors Mandate includes that when a director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board (determined by reference to factors such as country of principal residence, industry affiliation, etc.) that director should tender a letter of proposed resignation to the Chair of the CGNC. The CGNC will review the director’s continuation on the Board and recommend to the Board whether, in light of the circumstances, the Board should accept the proposed resignation or request that the director continue to serve.
Many of our Directors sit on the board of other issuers. This information is listed under each Director profile in the Election of Directors section starting on page 9. As of April 3, 2020, no members of our Board served together on the boards (or board committees) of other public companies.
Attendance Record in 2019 for Directors
The table below summarizes the number of Board and committee meetings attended by each director during 2019. The director’s attendance records are also included in the director profiles above. Each director attended 100% of the Board meetings and committee meetings (during which time they were a member) from January 1, 2019 to present, except for Robert Prichard who attended 86%.
In-camera sessions without management present are held at each meeting of the Board and committee meetings.

Board/Committee	Number of Meetings
Board of Directors	5 meetings
Audit Committee	4 meetings
Human Resources Committee	3 meetings
Corporate Governance and Nominating Committee	4 meetings
Technical and Sustainability Committee	5 meetings

Director	Board	Audit Committee	Human Resources Committee	Corporate Governance and Nominating Committee	Technical and Sustainability Committee	Overall Attendance
Elaine Ellingham	5 of 5	4 of 4	-	-	5of 5	100%
David Fleck	5 of 5	4 of 4	-	4 of 4*	-	100%
David Gower	5 of 5	-	3 of 3*	-	5 of 5	100%
Claire Kennedy	5 of 5	-	3 of 3	4 of 4	-	100%
John A. McCluskey	5 of 5	-	-	-	-	100%
Monique Mercier	3 of 3(1)	-	1 of 1(1)	2 of 2(1)	-	100%
Paul Murphy	5 of 5*	-	-	-	-	100%
J Robert S Prichard	3 of 3(2)	-	N/A(2)	1 of 2(2)	-	86%
Ronald Smith	5 of 5	4 of 4*	-	2 of 2(3)	-	100%
Kenneth Stowe	5 of 5	2 of 2(4)	2 of 2(4)	-	5 of 5*	100%
*Chair of the Board/committee, as applicable.
(1)Monique Mercier joined the Board, Human Resources Committee, and Corporate Governance and Nominating Committee on May 2, 2019 and therefore only attended meetings after that date.
(2)J. Robert S. Prichard joined the Board on May 2, 2019, the Human Resources Committee February 18, 2020, and the Corporate Governance and Nominating Committee on July 29, 2019 and therefore only attended meetings after those dates.
(3)Ronald Smith resigned from the Corporate Governance and Nominating Committee on April 29, 2019 and therefore only attended meetings until such date.
4)Kenneth Stowe joined the Audit Committee after April 29, 2019 and therefore only attended meetings after such date. He resigned from the Human Resources Committee after April 29, 2019 and therefore only attended meetings up to that date.

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Ethical Business Conduct
The Alamos Code of Business Conduct and Ethics (the “Code”) requires high standards of professional and ethical conduct from our directors. Alamos’ reputation for honesty and integrity is integral to the success of its business. No director or employee will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings. Alamos also seeks to ensure that its business practices are compatible with the economic and social priorities of each location in which it operates.
Although customs vary by country and standards of ethics may vary in different business environments, Alamos’ business activities shall always be conducted with honesty, integrity and accountability. The Code has been filed on and is accessible on SEDAR at www.sedar.com and on the Company’s website at www.alamosgold.com. In order to monitor compliance, the Board requires each officer and director to certify on an annual basis their agreement and compliance with the Code. If any material waivers from the Code are granted to directors or officers of the Company, the Board is required to disclose this in the ensuing quarterly or annual report on the finances of the Company. No waivers have been granted. Activities which may give rise to conflicts of interest are prohibited unless specifically approved by the Board or the Audit Committee. Each director must disclose all actual or potential conflicts of interest to the Board or the Audit Committee and refrain from voting on all matters in which such director has a conflict of interest. In addition, if a conflict of interest arises, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.
In addition to adopting the Code, the Board has adopted the Company’s Insider Trading Policy and Anti-Bribery and Anti-Corruption Policy in order to, among other things, encourage and promote a culture of ethical business conduct. The Company periodically holds information and training sessions for employees to ensure awareness of, and compliance with, applicable law, the Code and other internal policies.
Board Assessment
The entire Board evaluates the effectiveness of the Board, its committees and individual directors on an annual basis. To facilitate this evaluation, the Board conducts a detailed annual self-assessment survey of its performance, consisting of a review of its mandate, the performance of each Board committee and the performance of individual directors. The detailed survey includes a both a self and peer review process for each individual director, both with respect to the Board and its committees.
Assessment of individual Board member effectiveness is the principal criteria for retention. Accordingly, the Company does not have a formal term limit retirement age for directors.
Board and Executive Management Succession Planning
In 2017, the CGNC commenced a five-year executive management succession, training and coaching program. The program which is facilitated by an experienced outside consultant, is designed to ensure adequate succession and contingency planning is in place for each of the C-suite roles, namely the CEO, CFO and COO. The program aims to both build capacity among internally identified candidates; as well, evaluate the skillset and experiences required for these key roles going forward. Succession planning is discussed at each meeting of the CGNC. In 2018, the CGNC commenced a multi-year Board succession planning exercise. This ongoing exercise is intended to identify the interest and availability of carefully selected and screened candidates for future openings on the Board.
Director Education
On November 8, 2016, the Board adopted a Director Education Policy. The Director Education Policy, provides, among other things, reimbursement of expenses for director courses and self-study. A number of our directors hold the ICD.D designation from the Institute of Corporate Directors and in connection with the same are required to maintain a certain minimum number of professional education hours. The directors that are part of the Technical and Sustainability Committee, attended site visits June 17-19, 2019 at the Island Gold Mine, in Ontario, Canada and October 15-17 at the Mulatos Mine in Mexico.
For purposes of orientation, all new directors receive the governance policies of the Company, including Board policies, a record of public information about the Company, minutes from recent meetings of the Board and its committees and

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other relevant information. The Board is responsible for ensuring new nominees fully understand the time commitment required of them as a director. Directors are also encouraged and afforded the opportunity to visit the Company’s operations and receive detailed briefings from management. As part of the continuing education of directors, management makes regular presentations to the Board on specific aspects of the Company’s business. The Company also encourages directors to attend, at the Company’s expense, conferences, seminars or courses on subjects related to their role on the Board or when appropriate, Board committees, including maintaining relevant professional designations.
Skills and Areas of Expertise
The CGNC, through the nomination and recruitment process as well as continuing education initiatives, seeks to ensure that the collective skill set of our directors, including their business expertise and experience, meets the needs of the Company. The CGNC has developed a Skills Matrix setting out the skills and experience that are viewed as integral to Board effectiveness, which will be used to assess Board composition, to help with the Board’s ongoing development and to assist in recruiting new directors in the future. The following table shows the number of directors who have particular expertise according to the self-assessments which each of them completed in early 2020.

Self-Assessment of Skills and Expertise	Number of Alamos Directors with Expertise
Strategy and Leadership - Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple significant projects, comfort with current principles of risk management and corporate governance.	9
Operations and Exploration - Experience with a leading mining or resource company with reserves, exploration and operations expertise, including cultivating and maintaining a culture focused on safety, the environment and operational excellence.	4
Metals and Mining - Knowledge of the mining industry, market, international regulatory environment and stakeholder management.	5
Finance - Experience in the field of finance, investment and/or in mergers and acquisitions.	8
Public Policy/Government Relations/Political Risk - Experience in, or a thorough understanding of, the workings of government and public policy both domestically and internationally.	6
Human Resources - Experience in the oversight of significant, sustained succession planning and talent development and retention programs, including executive compensation.	9
Accounting - Experience as a professional accountant, CFO or CEO in corporate financial accounting and reporting; comfort working with basic financial reports; understanding of the key financial levers of the business.	5
International Business - Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in Mexico or other countries or regions where the Company has or are developing operations.	5
Corporate Governance/Legal - Knowledge of corporate governance best practices and legal issues facing directors and operations of publicly listed entities.	9

Board and Management Diversity
The independent members of the Board are currently comprised of 33% (3 of 9) women and the senior management team is comprised of 14% (2 of 14) women.
Diversity, including specifically gender diversity, promotes the inclusion of different perspectives, ideas and experiences, and ensures that Alamos has the opportunity to benefit from all available talent. The promotion of diversity makes business sense, helps maintain a competitive advantage, improves corporate governance and ensures that the Company better reflects its constituents. Diversity at the Company is also about the commitment to equality and treating all individuals with respect while also recognizing the value of diversity within our organization as a key value driver.
In 2016, the Board adopted a written diversity policy which requires the Board and relevant Board committees to put forward a diverse group of candidates, including women candidates, and shall, when identifying candidates to nominate for election to the Board or appointment as management:

•
Consider candidates who are highly qualified based on business expertise, functional experience, knowledge, personal skills and character against objective criteria, having due regard to the benefits of diversity, the needs of the Board,

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the Company’s current and future plans and objectives, as well as anticipated regulatory developments; (b) consider criteria that promote diversity, including with regard to gender, ethnicity, age, national origin, disability, and sexual orientation or any other area of potential difference;

•
Considers the level of representation of women on the Board and in Officer positions along with other markers of diversity when making recommendations for nominees to the Board or for appointment as management and in general with regard to succession planning for the Board and management; and

•	When required, engage qualified independent external advisors to assist the Board in conducting its search for candidates who meet the foregoing criteria.

Recognizing the need for considered and effective progression in respect of this Policy, success will be measured based on, among other things, the relative increase in diversity on the Board and in senior management positions over a multi-year period.
In 2020, there are three female candidates that will stand for re-election. No changes or additions to senior executive management or the Board were made or are currently being proposed for 2020. The Board has set a gender diversity objective for the Board of no less than 33% of independent directors being female. The Company currently meets this objective.
We believe the ongoing process the Board is engaged in will identify and foster the development of suitable candidates for nominations or appointment and over time will achieve even greater gender diversity. We believe the foregoing also achieves the Board’s objective of making the Board better. The Vice President, Human Resources, along with the CGNC will periodically and at a minimum, annually, report to the Board on the implementation of the Company’s Diversity Policy.
Director Tenure
Rather than instituting a policy of defining fixed terms or mandatory retirement for directors, the Board will continue working on making the Board better through an ongoing review of the performance of the Board as a whole; as well, individual director performance. The following chart lists each of our current directors standing for re-election (and nominees for the Board) and when they were first appointed to the Board of the Company (or each of the Company’s two predecessor companies). The Board believes the below data suggests an appropriate degree of turnover and renewal while maintaining Board continuity and knowledge.

Name	Approx. Years	First Appointment Date
Elaine Ellingham	2	May 7, 2018
David Fleck	6	March 10, 2014(1)
David Gower	11	May 19, 2009(1)
Claire Kennedy	4	November 10, 2015
John McCluskey (Founder)	23	July, 1996(1)
Paul Murphy	10	February 18, 2010(1)
Ronald Smith	11	May 15, 2009(2)
Kenneth Stowe	8	September 26, 2011(1)
J. Robert S. Prichard	1	May 2, 2019
Monique Mercier	1	May 2, 2019
(1)Mr. Fleck, Mr. Gower, Mr. McCluskey, Mr. Murphy, and Mr. Stowe were first appointed to the Board of the Company's predecessor company, Former Alamos
(2)Mr. Smith was first appointed to the Board of the Company's predecessor company, AuRico.
Strategic Planning
Management is responsible for developing and recommending the Company’s strategic plan for approval by the Board each year. The Board discusses strategic planning and related issues at each of its quarterly meetings, including the risks associated with various strategic alternatives. In addition, beginning in December 2019, Management and the Board have committed to separate off-site annual strategy meetings. Management carries out periodic reviews of the Company’s

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strategic plan, based on its progress, and recommends annual corporate objectives, a budget and a long-term financial plan and presents these to the Board for approval. Management also makes presentations to the Board on strategic issues as needed throughout the year.
Risk Management
The Board, in accordance with its mandate, is responsible for the Company’s management of risk. The Alamos Risk Management Program has been developed by the Board as a systematic approach to identifying, assessing, reporting and managing significant risks facing the Company, both at the corporate and operations level. The program helps the Board identify and manage threats to achievement of the Company’s corporate objectives. The Board has delegated the responsibility for overseeing and monitoring, from a process standpoint, the Risk Management Program to the Risk Committee, which is a senior management committee. This committee includes the President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Vice President, General Counsel (Chair), Vice President, Sustainability and External Affairs, Vice President, Development and Construction, Vice President, Human Resources, Vice President, Finance, and Vice President, Public Affairs. The Risk Committee is responsible for ensuring an effective risk management process is in place, and for monitoring and reporting to the Board on the overall risk profile of the Company. The Risk Committee reports to the Audit Committee and the Board each quarter.
Committees of the Board
There are currently six standing committees of the Board: the CGNC, the Audit Committee, the HRC, the Technical and Sustainability Committee, and the newly formed Public Affairs Committee (established in February 2020). Committee members are appointed by and comprised exclusively of independent members of the Board. The roles and responsibilities of each Committee are set out in its Board-approved written charter, which charter is reviewed annually by the relevant committee and the CGNC.
The mandates of the committees ensure, collectively, that the Board fulfills its duties and responsibilities and that there is effective supervision and direction of management in the conduct of the affairs of the Company. The Chair of a committee is selected by the Board from among the members of the relevant committee (with the exception of the Audit Committee, which designates its own Chair annually). Each committee charter includes a description of the role and responsibilities of the Chair of the committee, which include presiding over committee meetings, reporting to the Board with respect to the activities of the committee, and providing leadership to the committee and assisting it in reviewing and monitoring its responsibilities set out in its charter.
All committees of the Board hold an in-camera session without management present following each of its meetings. Each committee’s mandate grants it authority to retain and terminate legal or other advisors to the committee. A copy of the charter for each of the committees is posted on Alamos’ website at www.alamosgold.com.
Corporate Governance and Nominating Committee
Members:             David Fleck (Chair), Claire Kennedy, Monique Mercier, and Robert Prichard
All Members Independent:        Yes
Number of Meetings:        4 meetings
Attendance:            95%
The mandate of the CGNC is to assist the Board in fulfilling its oversight responsibilities with respect developing corporate governance guidelines, principles and policies for Alamos; identifying individuals qualified to be nominated as members of the Board; structure and composition of Board committees; evaluating the performance and effectiveness of the Board; Board succession and development; developing a director education program and succession planning for the CEO (see above “Board and Executive Management Succession Planning”).
The mandate of the CGNC requires that it shall be comprised of no less than three (3) directors, all of whom are independent. At the end of 2019, the CGNC was comprised of four (4) independent directors.
The CGNC, among other things, is responsible for identifying governance standards and practices applicable to the Company and monitoring new developments in corporate governance and making periodic recommendations to the Board; annually and periodically reviewing governance and related policies; assisting the Board in approving public disclosure

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with respect to corporate governance matters; and, ensuring a program and/or policy is in place with respect to director education.
With respect to the composition of the Board, its committees and the appointment of the CEO, the CGNC shall on an annual basis (or more frequently if required) assess the size and composition of the Board and Board committees, the competencies and skills required to enable the Board and Board committees to properly discharge their responsibilities, and report the results of that assessment to the Board.
The CGNC shall also assess the effectiveness of the Board as a whole and each Board committee, and assess whether there is a lack of competencies and skills on the Board or with respect to individual directors of the Company which results in the Board not being effective, and report the results of that assessment to the Board.
The CGNC oversees the process of identifying and recruiting new candidates for election or appointment as directors of the Company, including assessing the competencies and skills of identified individuals and reporting the results of that assessment to the Board; overseeing the process of identifying and recruiting new candidates for election or appointment as directors of the Company, including assessing the competencies and skills of identified individuals and reporting the results of that assessment to the Board.
Annually (and more frequently if appropriate) the CGNC will also assess the independence, as defined by applicable Canadian and US laws and regulations as well as the rules of relevant stock exchanges, all as set out in the Company’s Director Independence Policy, of the individual directors of the Company and report the results of that assessment to the Board. The CGNC, if/when required, will oversee the process of identifying and recruiting new candidates for appointment as CEO.
Human Resources Committee
Members:            David Gower (Chair), Claire Kennedy, Monique Mercier and Robert Prichard
All Members Independent:        Yes
Number of Meetings:        3 meetings
Attendance:            92%
The mandate of the HRC is to assist the Board in monitoring, reviewing and approving Alamos’ compensation policies and practices, including specifically the establishment of corporate goals and objectives relevant to compensation of the CEO; evaluation of the CEO’s performance and determination of the CEO’s compensation; in consultation with the CEO, establishment of corporate and personal performance objectives for executive officers of the Company other than the CEO; in consultation with the CEO, evaluation of performance of, and determination of compensation for, senior executives other than the CEO; compensation of the directors of the Company and oversight of key compensation policies including incentive and equity‐based compensation plans of the Company.
The process by which the HRC determines the compensation for the issuer’s directors and officers includes setting annual performance objectives, evaluation of such performance, annual reviews of CEO, executive management and director compensation. For a detailed description of how compensation was determined see the “Report on Executive Compensation”.
The charter of the HRC grants it authority to retain and terminate any compensation consultant to assist in reviewing compensation matters, including sole authority to approve the fees and other terms of retention of such consultants. For the year 2019, the following advisory services were retained:

Services	Associated Fees(1)
2019 Advisory Services Fees
Willis Towers Watson
a. Management retained Willis Towers Watson in 2019 to provide compensation advice and other related services. Willis Towers Watson provided the following services in respect of 2019.
• Reviewed executive and director compensation benchmarking and recommendations for HRC;
• Conducted Pay for Performance analysis; and
• Reviewed and provided advice on LTIP design and policy.

CAD$46,823
(1)Reported Associated Fees may be estimates given billing occurs after the services have been provided and/or may be those fees billed in the respective year and also includes HST.

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Willis Towers Watson did not provide any services to the Company or management other than, or in addition to, the services described previously. Willis Towers Watson was first retained by the Company in 2017. The HRC must pre-approve other services provided by the compensation consultants at the request of management.
The Company participated in the following surveys in 2019:

•	Equilar Top 25 Survey in 2019;

•	Global Governance Advisors Global Mining Compensation Survey;

•	Korn Ferry Hay Global Mining Review Survey; and

•	Mercer Mining Industry Compensation Survey

The HRC holds certain risk management responsibilities in respect of those risks within its area of focus. The Board strives to ensure that the members of the HRC have the skills and experience required to make decisions on whether the Company’s compensation policies and practices are consistent with its risk profile. The HRC avoids compensation policies which encourage excessive risk taking, such as compensation policies that allow pay out before the risks associated with the performance are likely to materialize, and policies that do not include regulatory compliance and risk management as part of their performance metrics. In the HRC’s view, compensation outcomes must be symmetric with risk outcomes. Variable compensation for senior executives is considered more risk-aligned when it is deferred. The HRC is also sensitive to the possible reputational damage that could be suffered by the organization where executives are not compensated in a manner that is consistent with the objectives of the Alamos executive compensation program or that is otherwise not in the best interests of the Company and its stakeholders. Other mechanisms used to mitigate executive compensation risks include the Company’s Claw-back Policy and Minimum Equity Ownership Policy.
Audit Committee
Members:            Ronald Smith (Chair), Elaine Ellingham, David Fleck, Kenneth Stowe
All Members Independent:        Yes
Number of Meetings:        4 meetings
Attendance:            100%
The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s compliance with applicable audit, accounting and financial reporting requirements. More particularly, the Audit Committee oversees the Company’s practices with respect to preparation and disclosure of financial related information, including through its oversight responsibilities with respect to the following: integrity of the quarterly and annual financial statements and management’s discussion and analysis; compliance with accounting and finance-related legal requirements; the audit of the consolidated financial statements; the review of the performance of, and recommendation of the nomination of, the independent auditors; the accounting and financial reporting practices and procedures including disclosure controls and procedures; the system of internal controls including internal controls over financial reporting; implementation and effectiveness of the Code of Business Conduct and Ethics and management of financial business risks that could materially affect the financial profile of Alamos. A full description of the responsibilities of Alamos’ Audit Committee is set forth in its charter, a copy of which is available at www.alamosgold.com.
All members of the Audit Committee are financially literate, as defined under NI 52-110. In considering criteria for determination of financial literacy, the Board looks at the ability to read and understand financial statements of the Company. Each of Ronald Smith, Elaine Ellingham, David Fleck and Kenneth Stowe is an “audit committee financial expert” having the attributes required of a “financial expert” as defined under the Sarbanes Oxley Act of 2002. In determining financial expertise, the Board looks at familiarity with emerging accounting issues, past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individuals’ financial sophistication, including being or having been a chief executive officer, a chief financial officer or having held another senior officer position of an entity with financial oversight responsibilities.

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Technical and Sustainability Committee
Members:            Kenneth Stowe (Chair), Elaine Ellingham and David Gower.
All Members Independent:        Yes
Number of Meetings:        5 meetings
Attendance:            100%
Site Visits:            June 17-19, 2019 - Island Gold Mine, Ontario, Canada and October 15-17,
2019 - Mexico.

The mandate of the Technical and Sustainability Committee is to oversee Alamos’ technical, environmental (including any impacts as a result of climate change), health and safety and social responsibility performance at all operations and projects of the Company, to monitor related current and future regulatory issues and to make recommendations, where appropriate, to the Board. The Technical and Sustainability Committee also oversees the development and implementation of the Company’s policies and practices on technical, environmental, health, safety and social responsibility matters in light of applicable laws and recommends best practices in the various jurisdictions in which the Company conducts its operations. To achieve this, the Technical and Sustainability Committee reviews the Company’s existing programs to ensure that they minimize or prevent the effects of Alamos’ operations on the environment and monitors their effectiveness. It also reviews the measures implemented, and key resources committed to, developing a positive relationship with the individuals and communities impacted by Alamos’ operations. The Technical and Sustainability Committee strives to ensure that the individuals employed in its areas of focus from each jurisdiction in which the Company operates communicate regularly and effectively with one another such that the value of their respective experiences and expertise are optimized.
Public Affairs Committee
Members:            Robert Prichard (Chair), Monique Mercier, and Claire Kennedy
All Members Independent:        Yes
Number of Meetings:        N/A in 2019
Attendance:            N/A - Newly formed committee in February 2020. No formal meetings have taken place as of the date of this Circular
Site Visits:            N/A
The purpose of the Public Affairs Committee is to:(a) monitor the Company’s obligations and plans to build and foster relationships between Alamos and indigenous peoples and nations, public institutions, governments, political groups, economic groups, and other non-shareholder stakeholders (the “Stakeholders”); (b) evaluate and comment on the risks, and opportunities associated with Stakeholder engagement; and (c) provide oversight of Alamos’ procedures for compliance programs with respect to Stakeholder engagement, including specifically with respect to government relations and lobbyist activities. This newly formed committee will hold meetings no less than twice annually.

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OTHER INFORMATION
Securities Authorized for Issuance under Equity Compensation Plans
The following table sets forth as at December 31, 2019, the number of securities authorized for issuance under the LTIP and historic equity compensation plans (under which no further securities may be issued); and, the number of securities remaining for issuance under the LTIP and ESPP which were last approved by the shareholders of the Company on May 2, 2019.
Equity Compensation Plan Information

Plan Category	Maximum number of securities available to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	7,236,408	CAD$ 6.59	11,120,843
Equity compensation plans not approved by security holders	-	-	-
Total	7,236,408	CAD$ 6.59	11,120,843
The dilution level for equity instruments issued in 2019, was 0.36% as at December 31, 2019.  This compares to 0.57% as at December 31, 2018.
The year-end dilution level of total stock options outstanding as a percentage of Common Shares outstanding as at December 31, 2019 was 1.14%.
The grant rate for stock option granted in 2019 as a percentage of Common Shares outstanding as at December 31, 2019 was 0.25%.
Indebtedness of Directors and Executive Officers
At no time during the financial year ended December 31, 2019 was any director or executive officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive officer or proposed nominee indebted to the Company or any of its subsidiaries or was indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.
Interest of Informed Persons in Material Transactions
Other than as set forth in this Circular and other than with respect to transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or officers of the Company, proposed management nominees for election as a director of the Company, shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company or any associate or affiliate of any of the foregoing persons has during the Company's last completed financial year ended December 31, 2019, any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.
Management Contracts of Named Executive Officers
Management functions of the Company are substantially performed by directors or executive officers of the Company, and not, to any substantial degree, by any other person with whom the Company has contracted.

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Audit Committee
Information concerning the Company’s Audit Committee is set out under the heading “Audit Committee” in the Company’s Annual Information Form (“AIF”) dated March 24, 2020 which contains information for the year ended December 31, 2019. The AIF may be obtained from SEDAR under the Company’s profile at www.sedar.com.
Interest of Certain Persons in Matters to be Acted Upon
Other than as disclosed elsewhere in this Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who has been a director or executive officer of the Company at any time since January 1, 2019 (being the commencement of the Company's last completed financial year), and no shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.
Additional Information
Additional information relating to the Company is available under the Company's profile on the SEDAR website at www.sedar.com or on the Company’s website, www.alamosgold.com. Financial information relating to the Company is provided in the Company's comparative financial statements and management's discussion and analysis for the most recently completed financial year ended December 31, 2019.
Shareholders may obtain a copy of the Company's financial statements and management's discussion and analysis upon request to the Company at Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada M5J 2T3.
We welcome feedback and questions from shareholders and prospective shareholders at any time. Please contact Scott Parsons (Vice President, Investor Relations) at + 1 416 368 9932 x. 5439 or by email: sparsons@alamosgold.com. Shareholders can also contact our board of directors directly by sending an email to board@alamosgold.com.

Management Information Circular                                    PAGE -53-

SCHEDULE “A”
Board of Directors Mandate

The Board of Directors (the Board”) of Alamos Gold Inc. (the “Company”) is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic plans, annual budgets and significant decisions and transactions as well as by overseeing the senior officers of the Company in their management of its day-to-day business and affairs. The Board’s primary role is to oversee corporate performance and assure itself of the quality, integrity, depth and continuity of management so that the Company is able to successfully execute its strategic plans and complete its corporate objectives. The composition, responsibilities, and authority of the Board are set out in this Mandate.
This Mandate and the Articles of the Company and such other procedures, not inconsistent therewith, as the Board may adopt from time to time, shall govern the meetings and procedures of the Board.
1.    Composition

1.1	The directors of the Company (“Directors”) should have a mix of competencies and skills necessary to enable the Board and Board committees to properly discharge their responsibilities.

1.2
The Corporate Governance and Nominating Committee will annually (and more frequently, if appropriate) recommend candidates to the Board for election or appointment as Directors, taking into account the Board’s conclusions with respect to the appropriate size and composition of the Board and Board committees, the competencies and skills required to enable the Board and Board Committees to properly discharge their responsibilities, and the competencies and skills of the current Board.

1.3	The Board approves the final choice of candidates.

1.4	The shareholders of the Company elect the Directors annually.

1.5
The Board has determined that a majority of the Directors will be “independent” as defined by applicable Canadian and US laws and regulations as well as the rules of relevant stock exchanges, all as set out in the Company’s Director Independence Policy.

1.6
The Board will appoint a Chair from among its members. If the Chair is not independent, the Board will designate one of the independent Directors as the Lead Director to facilitate the functioning of the Board independently of management of the Company. The Chair and, if appointed, the Lead Director, shall hold office at the pleasure of the Board until successors have been duly appointed or until the Chair or Lead Director, as applicable, resign, or are otherwise removed from office by the Board.

1.7
The Corporate Secretary of the Company, or the individual designated as fulfilling the function of Secretary of the Company, will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Board. In the absence of the Corporate Secretary at any meeting, the Board will appoint another person who may, but need not, be a Member to be the secretary of that meeting.

2.    Responsibilities

2.1	The Board is responsible for supervising the management of and setting strategic direction for the business and affairs of the Company and its subsidiary entities (the “Group”).

2.2	In discharging their responsibilities, the Directors owe the following fiduciary duties to the Company:

a.	a duty of loyalty: they must act honestly and in good faith with a view to the best interests of the Company; and

b.	a duty of care: they must exercise the care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances.

2.3
In discharging their responsibilities, the Directors are entitled to rely on the honesty and integrity of the senior officers of the Company and the independent auditors and other professional advisers of the Company, subject to the Directors’ duty of care.

Management Information Circular                                    PAGE -54-

2.4
In discharging their responsibilities, the Directors are also entitled to directors’ and officers’ liability insurance purchased by the Company and indemnification from the Company to the fullest extent permitted by law and the constating documents of the Company.

2.5	The Board has specifically recognized its responsibilities for:

a.
hiring a Chief Executive Officer (the “CEO”) and approve the hiring of the Chief Financial Officer (the “CFO”) and Chief Operating Officer (the “COO”) and other senior officers who it believes will act with integrity and create a culture of ethical business conduct throughout the Group;

b.
adopting a strategic planning process and approving annually (or more frequently if appropriate) a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Company;

c.	overseeing the identification of the principal risks of the business of the Company and overseeing the implementation of appropriate systems to manage these risks;

d.	overseeing the integrity of the internal control and management information systems of the Company;

e.	oversee and review of the work by the Corporate Governance and Nominating Committee with respect to succession planning for the CEO, CFO, COO and other senior officers of the Company;

f.	ensuring that the Company operates at all times within applicable laws and regulations and to the highest ethical standards;

g.	approving and monitoring compliance with significant policies and procedures by which the Company is operated;

h.	developing strong corporate governance policies and procedures for the Company;

i.
ensuring the Company has in place a disclosure policy to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally and receive shareholder feedback;

j.	ensuring that the Company’s financial results are reported fairly and in accordance with generally accepted accounting standards;

k.	ensuring the timely reporting of any other developments that have a significant and material impact on the value of the Company; and

l.
determining whether any members of the Company’s audit committee are “audit committee financial experts” as such term is defined in the rules and regulations of the United States Securities and Exchange Commission.

2.6
It is expected that each director must be able to devote sufficient time to discharge their responsibilities effectively. In order to facilitate this, the Board has adopted a policy limiting the number of boards considered appropriate for directors, having regard to whether they are independent directors or members of management. Specifically, in the case of the CEO, he shall not sit on more than two outside public company boards in addition to that of the Company, and in the case of a non-management director, he shall not sit on more than five outside public company boards in addition to that of the Company.

2.7
Directors are expected to attend Board meetings, meetings of Board committees of which they are members and, where practicable, the annual meeting of the shareholders of the Company. Directors are also expected to spend the time needed, and to meet as frequently as necessary, to discharge their responsibilities.

2.8	Directors are expected to comply with the Code of Business Conduct and Ethics of the Company and any related policies or codes duly approved dealing with business conduct and ethics.
3.    Authority

3.1.	The Board is authorized to carry out its responsibilities as set out in this Mandate.

3.2.	The Board is authorized to retain, and to set and pay the compensation of independent legal counsel and other advisers if it considers this appropriate.

3.3.
The Board is authorized to invite officers and employees of the Company and outsiders with relevant experience and expertise to attend or participate in its meetings and proceedings, if it considers this appropriate.

Management Information Circular                                    PAGE -55-

3.4.
The Directors will have unrestricted access to the officers and employees of the Company. The Directors will use their judgment to ensure that any such contact is not disruptive to the operations of the Company and will, to the extent appropriate, advise the Chief Executive Officer of the Company of any direct communications between them and the officers and employees of the Company.

3.5.	The Board and the Directors have unrestricted access to the advice and services of the Corporate Secretary and outside auditors and legal counsel.

3.6.
The Board may delegate certain of its functions to Board committees, each of which may have its own charter or mandate. The following committees are currently constituted and are authorized to carry out the duties set out in their respective charters or mandates:

Board Committee	Charter or Mandate
Audit Committee	Audit Committee Charter
Human Resources Committee	Human Resources Committee Charter
Corporate Governance and Nominating Committee	Corporate Governance and Nominating Committee Charter
Technical and Sustainability Committee	Technical and Sustainability Committee Charter

4.    Delegation to Management

4.1.	To assist the Directors in discharging their responsibilities, the Board expects management of the Company to:

a.
review and update annually (or more frequently if appropriate) the Company’s strategic plan, and report regularly to the Board on the implementation of the strategic plan in light of evolving conditions;

b.
prepare and present to the Board annually (or more frequently if appropriate) a business plan and budget, and report regularly to the Board on the Company’s performance against the business plan and budget;

c.	report regularly to the Board on the Company’s business and affairs and on any matters of material consequence for the Company and its shareholders;

d.	speak for the Company in its communications with shareholders and the public in accordance with the Company’s Disclosure Policy;

e.	comply with any additional expectations that are developed and communicated during the annual strategic planning and budgeting process and during regular Board and Board committee meetings; and

f.	consult the Board with respect to all matters which by law require Board approval and, specifically, as to those matters set out in any delegation of authority policy or other similar directive.

4.2.	The Board expects the Chief executive Officer to fulfill the mandate, duties and responsibilities as set out in the Chief Executive Officer Mandate (Schedule “A”).
5.    Meetings and Proceedings

5.1.	Board meetings and proceedings shall be carried out in accordance with the Company’s By-Law Number 1.

5.2.
The Secretary or his delegate shall keep minutes of all meetings of the Board, including all resolutions passed by the Board. Minutes of meetings shall be distributed to the Directors after preliminary approval thereof by the Chair.

5.3.	An individual who is not a Director may be invited to attend a meeting of the Board for all or part of the meeting.

5.4.	The independent Directors shall meet regularly alone to facilitate full communication.
6.    Self-Assessment

6.1.
The Board shall, together with the Corporate Governance and Nominating Committee, at least annually, assess the Board’s effectiveness with a view to ensuring that the performance of the Board accords with best practices.

6.2.	The Board shall annually review this Mandate and update it as required.

Management Information Circular                                    PAGE -56-

7.    Responsibilities of Chair

7.1.	The Chair shall provide leadership to the Board to enhance the Board’s effectiveness, including:

a.
ensuring that the responsibilities of the Board are well understood by both management and the Board and acting as a liaison between the Board and management to ensure that relationships between the Board and management are conducted in a professional and constructive manner;

b.	ensuring that the Board works as a cohesive team with open communication;

c.	ensuring that the resources available to the Board (in particular, timely and relevant information) are adequate to support its work;

d.
together with the Corporate Governance and Nominating Committee, ensuring that a process is in place by which the effectiveness of the Board and its committees (including size and composition) is assessed at least annually; and

e.
together with the Corporate Governance and Nominating Committee, ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the Board is assessed at least annually.

7.2.	The Chair is responsible for managing the Board, including:

a.	preparing the agenda of the Board meetings and ensuring pre-meeting material is distributed in a timely manner and is appropriate in terms of relevance, efficient format and detail;

b.	airing all meetings of the Board in a manner that promotes meaningful discussion;

c.	adopting procedures to ensure that the Board can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;

d.	ensuring meetings are appropriate in terms of frequency, length and content;

e.	ensuring that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board;

f.	working with the Corporate Governance and Nominating Committee in approaching potential candidates once potential candidates are identified, to explore their interest in joining the Board; and

g.	fulfills the mandate and responsibilities as set out in the position description for the Chair of the Board (Schedule “B”).

7.3.	The Chair is responsible for chairing the meeting of shareholders of the Company, or delegating such duty to an appropriate member of the Board or Management.

7.4.	The Chair is responsible for liaising with and, where appropriate, providing direction to the activities of the Corporate Secretary.

7.5.	At the request of the Board, the Chair shall represent the Company to external groups such as shareholders and other stakeholders, including community groups and governments.

7.6.	The Chair may delegate or share, where appropriate, certain of the above responsibilities with any independent committee of the Board.

Management Information Circular                                    PAGE -57-

Schedule “A”
Position Description
Chief Executive Officer
1.    Mandate
The Chief Executive Officer (the “CEO”) is the senior management officer of Alamos Gold Inc. (the “Company”). As such, the CEO is to: be the leader of an effective and cohesive management team for the Company; set the tone for the Company by exemplifying consistent values of high ethical standards and fairness; lead the Company in defining its vision; be the main spokesperson for the Company; and, bear the chief responsibility to ensure the Company meets its short-term operational and long-term strategic goals. The CEO works with and is accountable to the Board of Directors of the Company (the “Board”") with due regard to the Board's requirement to be informed and to be independent.
2.    Duties and Responsibilities
The CEO's primary duties and responsibilities are to:

a.	foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfills social responsibility;

b.	maintain a positive work climate that is conducive to attracting, retaining and motivating a diverse group of top-quality employees at all levels;

c.	develop and recommend to the Board long-term strategies and a vision for the Company that leads to creation of shareholder value;

d.	develop and recommend to the Board annual business plans and budgets that support the Company's long-term strategy;

e.	develop for approval by the Board the corporate objectives which the CEO is responsible to meet;

f.	identify the principal risks of the Company's business and ensure the implementation of appropriate systems to manage these risks;

g.	ensure that personnel and systems are in place so that the day-to-day business affairs of the Company are appropriately managed;

h.	consistently strive to achieve the Company's strategic, financial and operating goals and objectives;

i.	ensure that appropriate personnel and systems are in place for the integrity and adequacy of the Company's internal control and management information systems;

j.	ensure that the Company achieves and maintains a satisfactory competitive position within its industry and a high standard for its products and services;

k.	ensure, in cooperation with the Board, that there is an effective succession plan in place for the CEO position;

l.
ensure, in cooperation with the Board, that the Company has an effective management team below the level of the CEO and has an active succession plan, including the appointment, training and monitoring of senior management;

m.	formulate and oversee the implementation of major corporate policies;

n.	ensure, in cooperation with the Board, that there is an effective disclosure policy for the Company;

o.	serve as the chief spokesperson for the Company;

p.	comply at all times with the Company’s Code of Business Conduct and Ethics; and

q.	ensure that Board approval is obtained for the matters requiring Board approval, as set out in the Company’s Delegation of Authority Policy.

Management Information Circular                                    PAGE -58-

Schedule “B”
Position Description
Chair of the Board of Directors
1.    Mandate
The Chair of the Board of Directors (the “Board”) of Alamos Gold Inc. (the “Company”) takes all reasonable measures to ensure the Board fulfills its oversight responsibilities. The Chair is responsible for the management and the effective performance of the Board, and provides leadership and direction to the Board.
2.    Responsibilities
In addition to the responsibilities applicable to all directors of the Company, the responsibilities of the Chair of the Board include the following:

a.	Presiding at all meetings of the Company’s shareholders and of the Board;

b.	Assisting the Board, Board Committees and the individual directors in effectively understanding and discharging their respective duties and responsibilities;

c.	During Board meetings, encouraging participation and discussion by individual directors, facilitating consensus, and ensuring that clarity regarding decisions is reached and duly recorded;

d.	Fostering ethical and responsible decision making by the Board and its individual members;

e.	Providing advice and counsel to the Chief Executive Officer and other senior officers of the Company;

f.	Overseeing all aspects of the Board and Board Committee functions to ensure compliance with the Company’s corporate governance practices;

g.	Overseeing an annual Board self-assessment;

h.	Ensuring independent directors regularly discuss among themselves, without the presence of management, the Company’s affairs; and

i.	Carrying out other responsibilities at the request of the Board.

Management Information Circular                                    PAGE -59-

SCHEDULE “B”
(See Attached)

Management Information Circular                                    PAGE -60-

Computershare

VIRTUAL AGM USER GUIDE

Getting Started

This year's annual meeting will be held virtually. You can participate online using your smartphone, tablet or computer.

By participating online, you will be able to view a live webcast of the meeting, ask the Directors questions online and submit your votes in real time.

As usual, you may also provide voting instructions before the meeting by completing the form of proxy or voting instruction form that has been provided to you.

Important Notice for Non-Registered Holders:

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to attend or participate at the meeting.

If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting instruction form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy.

In order to participate online:

Before the meeting:

1. Check that your browser for whichever device you are using is compatible. Visit https://web.lumiagm.com/163885073 on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Edge or Firefox.
2. All securityholders MUST register any 3rd party appointments at http://www.computershare.com/alamosgold. Failure to do so will result in the appointee not receiving login credentials.

Gather the information you need to access the online meeting:

Meeting ID: 163885073

Password: alamos2020

To log in, you must have the following information:

Registered Holders

The 15 digit control number provided on your form of proxy provided by Computershare, which constitutes your user name.

Appointed Proxy

The user name provided by Computershare via email, provided your appointment has been registered.

Broadcast **The broadcast bar:** Allows you to view and listen to the proceedings.

Home page icon: Displays meeting information

Questions icon: Used to ask questions

Voting icon: Used to vote. Only visible when the chairperson opens poll.

1 To proceed into the meeting, you will need to read and accept the Terms and Conditions.

Meeting Terms and Conditions
Terms and conditions must be read and accepted prior to proceeding to the meeting.
To view the full terms and conditions please click the following link:
I agree to all of the above terms and conditions
DECLINE
ACCEPT

2 Registered holders: Your user name is the 15 digit control number printed on your proxy form.

Appointed proxy holders: Your user name can be found in the email sent to you from Computershare.

123 456 789
Username
Password
Login

01L63C

CPUQC01.E.INT/000001/i1234

Management Information Circular                                    PAGE -61-

Computershare

3 Once logged in, you will see the home page, which displays the meeting documents and information on the meeting.

Icons will be displayed in different areas, depending on the device you are using.

123-456-789
Your Company
Your Company
Annual General Meeting
MEETING DOCUMENTS
Notice of Meeting: Click Here
Annual Report: Click Here
Broadcast

4 To view proceedings you must tap the broadcast arrow ^ on your screen.

Toggle between the up and down arrow ^ to view another screen.

Broadcast

TO VOTE

5 When the Chair declares the poll open :

- A voting icon will appear on your device and the Meeting Resolutions will be displayed.
- To vote, tap one of the voting options. Your response will be highlighted.

123-456-789
Item 1 - Adoption of Remuneration Report
For
Against
Abstain
CANCEL
Item 2.1 - Elect Mr John Citizen as a Director
For
Against
Abstain
Broadcast

The number of items you have voted on, or are yet to vote on, is displayed at the top of the screen.

NOTE: Votes may be changed up to the time the chair closes the poll.

TO ASK QUESTIONS

6 Tap on the Questions icon then **press the** + **button** to submit a question.

Compose your question and select the send icon ➤.

Confirmation that your message has been received will appear.

123-456-789
Your Company
Your Company
Annual General Meeting
MRS NANCY BECKETT
MEETING DOCUMENTS
Broadcast
123-456-789
Broadcast
Compose
Can you advise on revenue projections for next year?
space
return

NOTE: On some devices, in order to vote, you may need to minimize the webcast by selecting the arrow ^ in the broadcast bar. Audio will still be available. To return to the webcast after voting, select the arrow again.

01L64A

Management Information Circular                                    PAGE -62-